THB HOLDCO, LLC

LIMITED LIABILITY COMPANY AGREEMENT

Dated as of August 17, 2018

THE UNITS REPRESENTED BY THIS LIMITED LIABILITY COMPANY AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS. SUCH UNITS MAY NOT BE SOLD, ASSIGNED, PLEDGED OR OTHERWISE DISPOSED OF AT ANY TIME WITHOUT EFFECTIVE REGISTRATION UNDER SUCH ACT AND LAWS, OR AN EXEMPTION THEREFROM, AND COMPLIANCE WITH THE OTHER RESTRICTIONS ON TRANSFERABILITY SET FORTH HEREIN.

THB HOLDCO, LLC

LIMITED LIABILITY COMPANY AGREEMENT

THIS LIMITED LIABILITY COMPANY AGREEMENT of the Company is made and entered into as of August 17, 2018 (the "<u>Effective Date</u>"), by and among the undersigned Members.

R E C I T A L S

WHEREAS, the Company was formed as a Delaware limited liability company on the Formation Date; and

WHEREAS, the Members wish to set forth the rights, powers and interests of the Members with respect to the Company and their interests therein, and to provide for the management of the business and operations of the Company by entering into this Agreement.

A G R E E M E N T

NOW, THEREFORE, in consideration of the mutual promises herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Members hereby agree as follows:

ARTICLE I
DEFINITIONS

Capitalized terms used but not otherwise defined herein shall have the following meanings:

"<u>AAA</u>" has the meaning set forth in <u>Section 14.9(a)</u>.

"<u>Additional Member</u>" means a Person admitted to the Company as a Member pursuant to <u>Section 10.2</u>.

"<u>Adjusted Capital Account Deficit</u>" means, with respect to any Capital Account as of the end of any Taxable Year, the amount by which the balance in such Capital Account is less than zero. For this purpose, such Person's Capital Account balance shall be (a) reduced for any items described in Treasury Regulation Section 1.704-1(b)(2)(ii)(d)(4), (5) and (6), and (b) increased for any amount such Person is obligated to contribute or is treated as being obligated to contribute to the Company pursuant to Treasury Regulation Section 1.704-1(b)(2)(ii)(c) (relating to partner liabilities to a partnership) or 1.704-2(g)(1) and 1.704-2(i) (relating to Minimum Gain).

"<u>Affiliate</u>" means, with respect to any particular Person, (a) any other Person controlling, controlled by or under common control with such particular Person, where "control" means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, by contract or otherwise, and (b) if such

Person is a partnership or limited liability company, any partner or member thereof; provided, that no Founder Party shall be deemed to be an Affiliate of the Company.

"Agreement" means this Limited Liability Company Agreement, as amended, restated, modified, terminated or waived from time to time in accordance with the terms hereof.

"Approved Exit" has the meaning set forth in Section 9.2(a).

"Arbitration" has the meaning set forth in Section 14.9.

"Arbitrator" has the meaning set forth in Section 14.9(b).

"Assignee" means a Person to whom Units have been Transferred in accordance with the terms of this Agreement and the other agreements contemplated hereby, but who has not become a Member pursuant to Article X.

"Assumed Tax Rate" means forty-five percent (45%).

"Base Rate" means, on any date, a variable rate per annum equal to the rate of interest most recently published by *The Wall Street Journal* as the "prime rate" at large U.S. money center banks or, if *The Wall Street Journal* ceases publication or ceases publishing such prime rate on a regular basis, then such other regularly published average prime rate applicable to such banks as the Board may select.

"Board" means the Board of Managers established pursuant to Section 5.2.

"Book Value" means, with respect to any Company property, the Company's adjusted basis for federal income tax purposes, adjusted from time to time to reflect the adjustments required or permitted, in the case of permitted adjustments (to the extent the Company makes such permitted adjustments), by Treasury Regulation Sections 1.704-1(b)(2)(iv)(d)-(g) and (s).

"Business" means the business of entertainment and technology and engaging in other business activities in connection therewith, and, to the extent approved by the Board, any other business of the Company and its Subsidiaries being conducted at the applicable time of determination.

"Capital Account" means the capital account maintained for a Unitholder pursuant to Section 3.4.

"Capital Contributions" means any cash, cash equivalents, promissory obligations or the Fair Market Value of other property that a Unitholder contributes with respect to any Unit pursuant to Section 3.1, net of any liabilities assumed by the Company for such Unitholder in connection with such contribution and net of any liabilities to which the assets contributed by such Unitholder are subject.

"Certificate" means the Company's Certificate of Formation filed with the Secretary of State of the State of Delaware on the Formation Date.

"Certificated Units" has the meaning set forth in Section 3.1(a).

"Class A Unit" means a Unit representing a fractional part of the interest of a Unitholder in Profits, Losses and Distributions and having the rights and obligations specified with respect to the Class A Units in this Agreement.

"Class A Unit Cash Outflows" means all cash Distributions and the Fair Market Value of all other Distributions (in each case, without double-counting any Distributions and excluding Tax Distributions not yet offset against a subsequent distribution pursuant to Sections 4.1(b) or 12.2(c) as provided in the first sentence of Section 4.1(a)(iv)) made by the Company to the holders of Class A Units (inclusive of amounts made to such holders' Permitted Transferees) with respect to such Class A Units, after the Effective Date through and including the date of the consummation of an Approved Exit; provided, that "Class A Unit Cash Outflows" shall not include any fees or remuneration paid to any holder pursuant to an employment, consulting, management, services or similar agreement as a provider of services or products to the Company (including any Distributions made in respect of Class Z Units or Class B Units); provided, further, that in the event that property (*i.e.*, other than cash, cash equivalents or Marketable Securities) is distributed or paid subject to contingencies or restrictions that affect its Fair Market Value (*e.g.*, non-publicly traded stock, publicly traded stock subject to restrictions or limitations or a right to receive future consideration pursuant to an earn out), such Distribution or payment shall not be considered a "Class A Unit Cash Outflow" until the earlier of (a) the date such distributed property is first sold by such holder in a *bona fide* Third Party transaction for cash, cash equivalents or Marketable Securities (and such Fair Market Value shall be determined as of such time), and (b) the date such contingencies or restrictions lapse and such property is immediately saleable for cash.

"Class A Unpaid Preference" means, with respect to each Class A Unit, an amount equal to (a) the Book Value of all Capital Contributions with respect to such Class A Unit, *less* (b) the cumulative distributions with respect to such Class A Unit pursuant to Sections 4.1(b)(i).

"Class B Unit" means a Unit representing a fractional part of the interest of a Unitholder in Profits, Losses and Distributions and having the rights and obligations specified with respect to the Class B Units in this Agreement.

"Class Z Unit" means a Unit representing a fractional part of the interest of a Unitholder in Profits, Losses and Distributions and having the rights and obligations specified with respect to the Class Z Units in this Agreement.

"Code" means the United States Internal Revenue Code of 1986, as amended, and any successor statute.

"Company" means THB Holdco, LLC, a Delaware limited liability company, and any successor thereto (whether by merger, conversion, consolidation, recapitalization, reorganization or otherwise).

"Confidential Information" means any and all information of and concerning the Company and its Subsidiaries; provided, that Confidential Information shall not include (and any Unitholder may disclose, without prejudice to any other agreement between such Unitholder and the Company or any of its Subsidiaries relating to confidentiality) any information (a) of which such Unitholder (or its Affiliates) learns from a source other than the Company or its

Subsidiaries, whether prior to or after such information is actually disclosed by the Company or its Subsidiaries, other than in contravention of an obligation of confidentiality to the Company or any of its Affiliates; (b) was already known by such Unitholder or its Affiliates, other than under an obligation of confidentiality, at the time of disclosure; or (c) that has become generally available to the public other than by virtue of a breach of Section 6.7 by such Unitholder.

"Covered Claims" has the meaning set forth in Section 14.9.

"Delaware Act" means the Delaware Limited Liability Company Act, 6 Del. L. § 18-101, *et seq.*, as it may be amended from time to time, and any successor statute.

"Distribution" means each distribution or dividend made by the Company to a Unitholder in respect of such Unitholder's Units, whether in cash, property or securities of the Company and whether by liquidating distribution, redemption, repurchase or otherwise; provided, that none of the following shall be a Distribution: (a) any redemption or repurchase by the Company of any securities of the Company in connection with the termination of employment of an employee of the Company or any of its Affiliates, or (b) any recapitalization, exchange or conversion of Units, and any subdivision (by Unit split or otherwise) or any combination (by reverse Unit split or otherwise) of any outstanding Units that does not involve (i) a distribution of cash, or (ii) a direct or indirect change in (A) the ownership of the Company, or (B) the holders of the Equity Securities of the Company.

"Dragging Party" means the Board, if the Board initiated an Approved Exit.

"Effective Date" has the meaning set forth in the preamble hereto.

"Election Notice" has the meaning set forth in Section 9.3(c).

"Eligible Member" means a Member who holds a number of Voting Units equal to or greater than two and one-half percent (2.5%) of the Company's fully-diluted capitalization, and who is not an Excluded Member.

"Entity" means a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, an association or other entity or a Governmental Entity.

"Equity Agreement" means any securities purchase or subscription agreement, limited liability company interest or other equity grant agreement, employment, services or consulting agreement and any other agreement, document or instrument evidencing or effecting the issuance or other Transfer of any Equity Securities or otherwise governing the terms and conditions with respect to any Equity Securities, in each case as the same may be amended or otherwise modified from time to time.

"Equity Securities" means (a) limited liability company interests or other equity interests in the Company (including Units and profits interests and other classes, groups or series thereof having such relative rights, powers, and obligations as may from time to time be established by the Board, including rights, powers, and obligations different from, senior to or more favorable than existing classes, groups and series of limited liability company interests and other equity interests in the Company), (b) obligations, evidences of Indebtedness or other securities or interests convertible into or exchangeable for other Equity Securities, and (c) warrants, options or other rights to purchase, subscribe for or otherwise acquire other Equity Securities.

"Equityholder" means any owner of any Equity Securities as reflected on the Company's books and records. For the avoidance of doubt, each Unitholder shall also be an Equityholder.

"Event of Withdrawal" means, with respect to any Member, the death, resignation, bankruptcy or dissolution of such Member or the effective sale or other assignment by such Member of all of its Units (whether or not voluntary).

"Excluded Member" means a Member who, at the time the Company proposes to sell or issue any Equity Securities, either (a) is not an "accredited investor" (as such term is defined under the Securities Act), or (b) has materially breached any noncompetition, nonsolicitation or confidentiality provision to which such Member is bound pursuant to any Equity Agreement or this Agreement.

"Fair Market Value" means, with respect to any asset or equity interest, its fair market value determined according to Article XIII.

"Family Group" means, with respect to any individual, (a) his or her spouse (or former spouse), domestic partner, parents, stepparents, grandparents, cousins, uncles, aunts, stepparents, brothers, sisters, children (natural or adopted), stepchildren, grandchildren, other ancestors or descendants and other members of the individual's extended family, (b) anyone sharing his or her residence other than solely as an employee or tenant, and (c) any trust or other estate planning vehicle controlled solely by such individual and created solely for the benefit of such individual and any individuals described in clauses (b) or (c) of this definition.

"Fiscal Period" means any interim accounting period within a Taxable Year established by the Board and which is permitted or required by Code Section 706.

"Fiscal Year" means the calendar year ending on December 31, or such other annual accounting period as may be established by the Board.

"Forfeiture Allocations" has the meaning set forth in Section 4.3(h).

"Formation Date" means May 24, 2018.

"Founder Parties" means Sledge Street Holdings and Private Technologies and their respective Affiliates, and each of their respective equityholders, managers, directors, trustees, officers, controlling Persons, partners (general or limited), members and employees.

"Fully Exercising Member" has the meaning set forth in Section 3.1(c)(ii).

"Governmental Entity" means the United States of America or any other nation, any state, county, province, municipality or other political subdivision thereof, or any governmental or quasi-governmental entity or division exercising executive, legislative, judicial, regulatory or administrative functions of government.

"HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

"Incentive Units" means the Class Z Units.

"Indebtedness" means, with respect to any Person and without duplication, (a) all obligations of such Person for borrowed money or with respect to deposits or advances of any kind, (b) all obligations of such Person evidenced by (or which customarily would be evidenced by) bonds, debentures, notes or similar instruments, (c) all reimbursement obligations of such Person with respect to letters of credit and similar instruments, (d) all obligations of such Person under conditional sale or other title retention agreements relating to property or assets purchased by such Person, (e) all obligations of such Person incurred, issued or assumed as the deferred purchase price of property other than accounts payable incurred and paid on terms customary in the business of such Person (it being understood that the "deferred purchase price" in connection with any purchase of property or assets shall include only that portion of the purchase price which is deferred beyond the date on which the purchase is actually consummated), (f) all obligations secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any lien on property owned or acquired by such Person, whether or not the obligations secured thereby have been assumed, (g) all obligations of such Person under forward sales, futures, options and other similar hedging arrangements (including interest rate hedging or protection agreements), (h) all obligations of such Person to purchase or otherwise pay for merchandise, materials, supplies, services or other property under an arrangement which provides that payment for such merchandise, materials, supplies, services or other property shall be made regardless of whether delivery of such merchandise, materials, supplies, services or other property is ever made or tendered, (i) all capitalized lease obligations of such Person, and (j) all guaranties by such Person of any obligation described in clauses (a) through (i) of this definition.

"Indemnified Person" has the meaning set forth in Section 6.4(a).

"Investment Company Act" means the Investment Company Act of 1940, as amended, and applicable rules and regulations promulgated thereunder, and any successor to such statute, rules or regulations. Any reference herein to a specific section, rule or regulation of the Investment Company Act shall be deemed to include any corresponding provisions of future law.

"Liquidation Assets" has the meaning set forth in Section 12.2(b).

"Liquidation FMV" has the meaning set forth in Section 12.2(b).

"Losses" means items of Company loss and deduction determined according to Section 3.4.

"Manager" means a current member of the Board appointed pursuant to Section 5.2, who, for purposes of the Delaware Act, shall be deemed a "manager" (as defined in the Delaware Act) but shall be subject to the rights, obligations, limitations and duties set forth in this Agreement.

"Marketable Securities" means securities which are, or within six (6) months after receipt thereof will be, freely transferable by the holder thereof.

"Member" means each of the Persons listed on the Schedule of Unitholders, and any Person admitted to the Company as a Substituted Member or Additional Member; but only for so long as such Person continues to own Units.

"Member Indemnitors" has the meaning set forth in Section 6.4(b).

"Minimum Gain" means the partnership minimum gain determined pursuant to Treasury Regulation Section 1.704-2(d).

"Net Losses" means, with respect to any Taxable Year, the excess of Losses over Profits for such Taxable Year.

"Net Profits" means, with respect to any Taxable Year, the excess of Profits over Losses for such Taxable Year.

"New Partnership Tax Audit Rules" means the provisions of Subchapter C of Subtitle A, Chapter 63 of the Code, as amended by the Bipartisan Budget Act of 2015, P.L. 114-74 (together with any subsequent amendments thereto, the Treasury Regulations promulgated thereunder and published administrative interpretations thereof) and any corresponding provisions of state, local or foreign law.

"Non-Signatory Action" has the meaning set forth in Section 14.9(d).

"Notice" has the meaning set forth in Section 3.3(f).

"Offered Price" has the meaning set forth in Section 9.3(a).

"Offered Securities" has the meaning set forth in Section 9.3(a).

"Offeree Refusal Period" has the meaning set forth in Section 9.3(c).

"Other Business" has the meaning set forth in Section 6.6(b).

"Overallotment Notice" has the meaning set forth in Section 3.1(c)(ii).

"Overallotment Participation Notice" has the meaning set forth in Section 3.1(c)(ii).

"Participating Incentive Unit" means an Incentive Unit that is eligible to receive Distributions pursuant to Section 4.1(b) (other than Distributions in respect of the amount, if any, of the initial Capital Contributions made with respect to such Incentive Unit) because the Return Threshold has been satisfied with respect to such Incentive Unit.

"Participation Notice" has the meaning set forth in Section 3.1(c)(i).

"Permitted Transferee" means (a) with respect to any individual, any trust or other estate planning vehicle controlled solely by such individual and created solely for the benefit of such individual or any members of such individual's Family Group; (b) with respect to any Entity, (i) any of such Entity's Subsidiaries, (ii) any Person of whom such Entity is a Subsidiary, (iii) such Entity's stockholders, partners, members or other equity holders, or (iv) any other Entity under common management control with such first Entity; or (c) the Company or any Subsidiary pursuant to any forfeiture or repurchase provisions set forth in any applicable Equity Agreement; provided, however, that no competitor of the Company or any Subsidiaries or the Business may be a Permitted Transferee.

"Person" means an individual or an Entity.

"Private Technologies" means Private Technologies LLC, a Delaware limited liability company.

"Pro Rata Basis" means:

(a)   with respect to any particular expense, liability or obligation incurred (or amount of proceeds withheld) that an Equityholder is obligated to bear in connection with any Transfer of Equity Securities in any Approved Exit, the same proportion as (i) the amount of the reduction in the proceeds such Equityholder would be allocated in connection with such Approved Exit if the total proceeds of the Approved Exit were first reduced for the aggregate of all such expenses, liabilities and obligations prior to being allocated in accordance with Section 9.2(d), bears to (ii) the aggregate of all such expenses, liabilities and obligations; provided, that notwithstanding any provision herein, no Equityholder's Pro Rata Basis of all such expenses, liabilities and obligations shall exceed the amount of the proceeds such Equityholder would be allocated in connection with such Approved Exit if the total proceeds of the Approved Exit were not reduced for any such expense, liability or obligation; and

(b)   with respect to any Distribution made in any portion in-kind to a Unitholder, the same proportion as (i) the aggregate amount such Unitholder is entitled to receive in the Distribution, as determined in accordance with the applicable Sections pursuant to which such Distribution is made, bears to (ii) the amount of the aggregate Fair Market Value of the cash, property or securities received by all Unitholders entitled to participate in the Distribution (including any portion of the Distribution held in reserve or withheld pursuant to the terms hereof).

"Pro Rata Share" means, with respect to a Fully Exercising Member, the ratio, calculated immediately prior to the issuance of the Equity Securities, of (a) the number of all Voting Units then held by such Fully Exercising Member to (b) the aggregate number of Voting Units then held by all Fully Exercising Members who wish to purchase such (remaining) unsubscribed Equity Securities.

"Profits" means items of Company income and gain determined according to Section 3.4.

"Proportional Share" means (a) with respect to any Excluded Member, zero, and (b) with respect to any Eligible Member, the quotient of (i) the number of Voting Units then held by such Eligible Member, *divided by* (ii) the aggregate number of Voting Units then held by all Eligible Members.

"Proposed Transfer" has the meaning set forth in Section 9.3(a).

"Proposed Transferee" has the meaning set forth in Section 9.3(a).

"Public Offering" means an underwritten public offering of equity of the Company or its Affiliate under the Securities Act (including via an "up-C" public offering).

"Regulatory Allocations" has the meaning set forth in Section 4.3(f).

"Related Party" means, with respect to a Related Party Financing, the Equityholder or Affiliate thereof that is providing capital to the Company.

"Related Party Financing" means a debt financing, refinancing or similar transaction of the Company to which an Equityholder or an Affiliate thereof is a party.

"Related Person" means, with respect to any Person, (a) in the case of an Entity, (i) any officer, director, manager or employee of such Person, (ii) any Affiliate of such Entity, and (iii) any Related Person of any Person described in clause (i) of this clause (a), and (b) in the case of an individual, (i) any member of such individual's Family Group, (ii) such individual's estate, executor, administrator, committee or beneficiaries, and (iii) any Affiliate of such individual or any Person described in clauses (i) or (ii) of this clause (b).

"Restructuring" has the meaning set forth in Section 9.11(b).

"Return Threshold" means, with respect to any Incentive Unit, the threshold or thresholds that must be met before such Incentive Unit is entitled to participate in any Distribution from the Company, as set forth in the Equity Agreement that granted such Incentive Unit.

"Right of First Refusal" has the meaning set forth in Section 9.3(b).

"ROFR Sale Notice" has the meaning set forth in Section 9.3(a).

"Sale of the Company" means (a) any sale, license or transfer by the Company of all or substantially all of its assets on a consolidated basis in a single transaction or a series of related transactions to a Third Party; (b) any acquisition by any Third Party (or group of affiliated or associated Third Parties) of beneficial ownership of a majority of the Voting Units (whether or not newly issued Units) or economic interests, by value, of the Company, in either case, in a single transaction or a series of related transactions; or (c) any consolidation, merger or reorganization (whether in one or multiple transactions) of the Company that results in any Third Party (or group of affiliated or associated Third Parties) obtaining fifty percent (50%) or more of the outstanding voting power or economic interests, by value, of the Company (or its successor if the Company is not the surviving Entity).

"Securities Act" means the Securities Act of 1933, as amended, and applicable rules and regulations promulgated thereunder, and any successor to such statute, rules or regulations. Any reference herein to a specific section, rule or regulation of the Securities Act shall be deemed to include any corresponding provisions of future law.

"Selling Holder" has the meaning set forth in Section 9.3(a).

"Sledge Street Holdings" means Sledge Street Holdings, LLC, a Delaware limited liability company.

"SMRH" has the meaning set forth in Section 14.21.

"Subsidiary" means, with respect to any Person, any Entity of which (a) if such Entity is a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (b) otherwise, a majority of partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons shall be deemed to have a majority ownership interest in a business Entity (other than a corporation) if such Person or Persons shall be allocated a majority of limited liability company, partnership, association or other business gains or losses or shall be or control any manager or general partner of such business Entity. For purposes hereof, references to a "Subsidiary" of any Person shall be given effect only at such times that such Person has one or more Subsidiaries, and, unless otherwise indicated, the term "Subsidiary" refers to a Subsidiary of the Company.

"Substituted Member" means a Person that is admitted as a Member to the Company pursuant to Section 10.1.

"Tag-Along Notice" has the meaning set forth in Section 9.4(c)(i).

"Tag-Along Period" has the meaning set forth in Section 9.4(c)(i).

"Tag-Along Sale" has the meaning set forth in Section 9.4(a).

"Tag-Along Sale Notice" has the meaning set forth in Section 9.4(b).

"Tagged Party" has the meaning set forth in Section 9.4(a).

"Tagging Party" has the meaning set forth in Section 9.4(a).

"Tax" or "Taxes" means any federal, state, local or foreign income, gross receipts, franchise, estimated, intangibles, alternative minimum, add-on minimum, sales, use, transfer, registration, value added, excise, natural resources, severance, stamp, occupation, premium, windfall profit, environmental, customs, duties, real property, personal property, capital stock, social security, unemployment, disability, payroll, license, employee or other withholding, or other tax, of any kind whatsoever, including any transferee liability and any interest, penalties or additions to tax or additional amounts in respect of the foregoing.

"Tax Distribution" has the meaning set forth in Section 4.1(a).

"Tax Matters Member" has the meaning set forth in Section 8.3(a).

"Taxable Year" means the Company's accounting period for federal income tax purposes determined pursuant to Section 8.2.

"Third Party" means any Person other than (a) a party to this Agreement, (b) an Equityholder, and (c) an Affiliate of any party to this Agreement or any Equityholder.

"Transfer" means any direct or indirect sale, transfer, assignment, pledge, mortgage, exchange, hypothecation, grant of a security interest or other disposition or encumbrance of an interest (whether with or without consideration, whether voluntarily or involuntarily or by operation of law) or the acts thereof, but excluding conversions and redemptions of Units by the Company made in accordance with this Agreement. The terms "Transferee", "Transferor", "Transferred", and other forms of the word "Transfer" shall have the correlative meanings.

"Treasury Regulations" means the income tax regulations promulgated under the Code and effective as of the date hereof. Such term shall be deemed to include any future amendments to such regulations and any corresponding provisions of succeeding regulations.

"Unit" means a limited liability company interest of the Company representing a fractional part of the interests in any Profits, Losses, and Distributions held by all Members and Assignees and shall include Class A Units, Class B Units and Class Z Units; provided, that any class, group or series of Units issued shall have the relative rights, powers and duties set forth in this Agreement.

"Unitholder" means any owner of one or more Units as reflected on the Company's books and records. For the avoidance of doubt, each Member shall also be a Unitholder (hence each reference to a Unitholder shall mean a Unitholder or Member), but a Unitholder may not be a Member if such Unitholder has not been admitted to the Company as a Member on the Effective Date or thereafter as a Substituted Member or Additional Member.

"Unsatisfied Tax Distribution Entitlement" means, with respect to each Unitholder, the excess, if any, of (a) the cumulative amount of Tax Distributions to which such Unitholder has become entitled (whether or not actually distributed and whether or not funds are available therefor) pursuant to Section 4.1(a)(i) over (b) the cumulative amount of Tax Distributions actually distributed to such Unitholder pursuant to Section 4.1(a).

"Voting Units" means the Class A Units and Class B Units.

ARTICLE II
ORGANIZATIONAL MATTERS

2.1   Formation of the Company. The Company was formed as THB Holdco, LLC, a Delaware limited liability company, on the Formation Date with the filing of a Certificate of Formation with the Secretary of State of the State of Delaware.

2.2   Limited Liability Company Agreement. The Members hereby agree that during the term of the Company set forth in Section 2.6, the rights, powers and obligations of the Unitholders with respect to the Company will be determined in accordance with the terms and conditions of this Agreement and the Delaware Act; provided, that the Delaware Act shall not apply where the Delaware Act provides that such rights, powers and obligations specified in the Delaware Act shall apply "unless otherwise provided in the limited liability company agreement" or words of similar effect and such rights, powers and obligations are set forth in this Agreement. To the extent that the rights or obligations of any Unitholder are different by reason of any provision of this Agreement than they would be in the absence of such provision, this Agreement shall, to the extent permitted by the Delaware Act, control.

2.3   Name. The name of the Company shall be "THB Holdco, LLC". The Company may change its name at any time and from time to time with the approval of the Board. Notification of any such change shall be given to all Unitholders. The Company's business may be conducted under its name or any other name or names deemed advisable by the Board.

2.4   Purpose. The nature of the business or purposes to be conducted or promoted by the Company is to engage in the Business and any lawful act or activity related thereto for which limited liability companies may be organized under the Delaware Act. The Company may engage in any and all activities necessary, desirable or incidental to the accomplishment of the foregoing. Notwithstanding anything herein to the contrary, nothing set forth herein shall be construed as authorizing the Company to possess any purpose or power, or to do any act or thing, forbidden by law to a limited liability company organized pursuant to the Delaware Act.

2.5   Principal Place of Business; Registered Office. The Company shall maintain its principal office at 2214 Ripley Avenue, Redondo Beach, CA 90278 or such other place as may be approved by the Board from time to time. The Company may maintain offices at such other place or places as the Board may deem advisable. The address of the registered office of the Company in the State of Delaware shall be at c/o The Corporation Trust Company, 1209 Orange Street, City of Wilmington, County of New Castle, 19801, or such other office (which need not be a place of business of the Company) as the Board may designate from time to time in the manner provided by applicable law, and the registered agent for service of process on the Company in the State of Delaware at such registered office shall be the registered agent named in the Certificate or such Person or Persons as the Board may designate from time to time in the manner provided by applicable law.

2.6   Term. The term of the Company commenced upon the filing of a Certificate of Formation on the Formation Date in accordance with the Delaware Act. The Company shall continue in existence until its termination and dissolution in accordance with the provisions of Article XII.

2.7   No State-Law Partnership. The Unitholders intend that the Company not be a partnership (including a limited partnership) or joint venture, and that no Unitholder be a partner or joint venturer of any other Unitholder by virtue of this Agreement, for any purposes other than as set forth in the last sentence of this Section 2.7, and neither this Agreement nor any other document entered into by the Company or any Unitholder relating to the subject matter hereof shall be construed to suggest otherwise. The Unitholders intend that the Company shall be treated as a partnership for federal and, if applicable, state or local income tax purposes, and that each Unitholder and the Company shall file all tax returns and shall otherwise take all tax and financial reporting positions in a manner consistent with such treatment.


ARTICLE III
CAPITAL CONTRIBUTIONS


3.1   Unitholders.

(a)   Capital Contributions; Schedule of Unitholders. Each Unitholder named on the Schedule of Unitholders has made Capital Contributions to the Company as set forth on the Schedule of Unitholders in exchange for the Units specified thereon. Any reference in this Agreement to the Schedule of Unitholders shall be deemed a reference to the Schedule of Unitholders as it may be amended by the Board (without the need for consent of the Members) from time to time. The Company may (but need not) issue certificates representing the Units (such Units then being "Certificated Units"). The Company may issue fractional Units. The ownership by a Member of Units shall entitle such Member to allocations of Profits and Losses and other items and Distributions of cash and other property as set forth in Article IV and Section 12.2(c). No Unitholder shall be required to make any additional Capital Contribution to the Company.

(b)   Issuance of Additional Equity Securities. Subject to compliance with Section 3.1(c), the Board shall have the right and power to authorize and cause the Company to create or issue additional Units or other Equity Securities, and, in such event, the right and power to amend this Agreement or the Schedule of Unitholders to reflect such additional issuances and dilution and, subject to Section 14.2, to make any such other amendments as it deems necessary or desirable to reflect such additional issuances (including amending this Agreement to create and authorize a new class, group or series of Equity Securities and to add the terms of such new class, group or series, including economic and governance rights which may be different from, senior to or more favorable than the other existing Equity Securities), in each case without the approval or consent of any other Person. Any Person who acquires Equity Securities may be admitted to the Company as a Member pursuant to the terms of Section 10.2. In connection with any issuance of Equity Securities, the Person who acquires such Equity Securities shall execute a counterpart or an acceptable joinder to this Agreement, accepting and agreeing to be bound by all terms and conditions hereof, and shall enter into such Equity Agreements and other documents, instruments and agreements to effect such purchase as are required by the Board. Each Person who acquires Equity Securities shall, in exchange for such Equity Securities, make a Capital Contribution to the Company in an amount to be determined by the Board in its sole discretion.

(c)   Preemptive Rights.

(i)   Except for issuances of:

(A)   Units issued as set forth on the Schedule of Unitholders as of the Effective Date;

(B)   Equity Securities issued upon exercise or conversion or exchange of debt securities, other Equity Securities which were issued in compliance with this Section 3.1(c) or Equity Securities which were issued in an issuance which is exempt from this Section 3.1(c);

(C)   Incentive Units or other Equity Securities issued to employees, officers, consultants or other service providers of the Company or any of its Subsidiaries who are not Related Persons of any Member pursuant to incentive or other compensation plans or arrangements approved by the Board; or

(D)   Units issued in connection with any Unit split or any subdivision of Units, Unit dividend or recapitalization of the Company;

if the Company proposes to sell or issue any Equity Securities, then the Company shall offer to sell to each Eligible Member by written notice from the Company (describing in reasonable detail the Equity Securities being offered, the purchase price thereof, the payment terms and such Eligible Member's Proportional Share) (the "Participation Notice") a portion of such Equity Securities equal to such Eligible Member's Proportional Share. Each Eligible Member shall be entitled to purchase such Equity Securities at the same price and on the same terms as such Equity Securities are to be offered to any other Person.

(ii)   In order to exercise its purchase rights hereunder, an Eligible Member must, within ten (10) business days of delivery of the Participation Notice, deliver a written notice to the Company irrevocably exercising its rights to purchase all or a portion of such Eligible Member's Proportional Share of such offered Equity Securities hereunder under the offered terms; provided, that if a sale of Equity Securities pursuant to such exercise of rights does not close within the 180-day period described in Section 3.1(c)(iii) (and the Company shall be obligated to use commercially reasonable efforts to close such sale within such 180-day period), then the exercising Eligible Member shall be permitted to terminate its obligation to purchase its Proportional Share of such Equity Securities pursuant to such irrevocable written notice. At the expiration of such ten (10) business day period, the Company shall promptly notify (the "Overallotment Notice") each Eligible Member that elected to purchase all Equity Securities available to it (each, a "Fully Exercising Member") of each Eligible Member who did likewise and the number of Equity Securities which remain unsubscribed. During the ten (10) business day period commencing after the Company has given such Overallotment Notice, each Fully Exercising Member may, by giving notice to the Company (the "Overallotment Participation Notice"), elect to purchase or acquire, in addition to the number of Equity Securities specified above, all or a portion of such unsubscribed Equity Securities. If the Fully Exercising Members have, in the aggregate, elected to purchase more than the number of unsubscribed Equity Securities, then (1) such Equity Securities shall be allocated according to each Fully Exercising Member's Pro Rata Share, until either (I) any such Fully Exercising Member has been allocated the maximum number of Equity Securities set forth in its Overallotment Participation Notice, or (II) all unsubscribed Equity Securities have been allocated to Fully Exercising Members, and (2) if after the allocation pursuant to immediately preceding clause (1) any Equity Securities remain unsubscribed but one or more Fully Exercising Members has not been allocated the full number of Equity Securities set forth in its Overallotment Participation Notice, then the remaining Equity Securities shall be allocated among the remaining Fully Exercising Members in accordance with this sentence (with a recalculated "Pro Rata Share"), and so on until either each Fully Exercising Member has been allocated the full number of Equity Securities set forth in its Overallotment Participation Notice or all Equity Securities have been subscribed.

(iii)   Upon the expiration of the offering periods described above, the Company shall be entitled to sell such securities that the Eligible Members have not elected to purchase during the one hundred eighty (180) calendar days following such expiration at a price not less, and on other terms and conditions no more favorable in the aggregate to the purchasers thereof, than that offered to the Eligible Members and set forth in the Participation Notice. Any securities offered or sold by the Company after such one hundred eighty (180)-day period must be reoffered to the Eligible Members pursuant to the terms of this Section 3.1(c).

(iv)   Notwithstanding anything to the contrary herein, if the Company issues or proposes to issue Equity Securities to an Equityholder or an Affiliate thereof in connection with a Related Party Financing, then each Eligible Member shall be entitled to purchase such Equity Securities issued in connection therewith pursuant to this Section 3.1(c) up to its Proportional Share if and only if such Eligible Member (or such Eligible Member's Affiliate) (A) purchases at least all of such Eligible Member's Proportional Share of such Equity Securities, and (B) provides capital to the Company in the Related Party Financing (at the closing of the Related Party Financing or at such other time as may be agreed by the Company) in proportion to its Proportional Share and on substantially the same terms and conditions as each Related Party; provided, that this clause (B) shall only apply to an Eligible Member if the Company offers participation in the Related Party Financing to such Eligible Member on terms and conditions which permit such Eligible Member to fully meet the conditions set forth in this clause (B). An Eligible Member shall be deemed to have provided its Proportional Share of capital with respect to a Related Party Financing if the quotient of A over B is equal to or greater than the quotient of X over Y, where A equals the capital provided by such Eligible Member and its Affiliates in the Related Party Financing, B equals the aggregate capital provided to the Company in the Related Party Financing, X equals the number of Voting Units held by such Eligible Member, and Y equals all Voting Units then outstanding held by all Eligible Members.

3.2   Certain Representations and Warranties by Unitholders.   By executing this Agreement (or, after the date hereof, any counterpart or acceptable joinder to this Agreement) and in connection with the issuance of Equity Securities to such Unitholder, each Unitholder represents and warrants to the Company as follows:

(a)   Such Unitholder has, in the case of an Entity, all of the necessary corporate or other Entity power and authority, or, in the case of an individual, the legal capacity, to execute and deliver this Agreement and each of the other agreements contemplated hereby to be executed by such Unitholder, and to perform its obligations hereunder and thereunder.

(b)   The Equity Securities being acquired by such Unitholder pursuant to this Agreement or otherwise will be acquired for such Unitholder's own account and not with a view to, or intention of, distribution thereof in violation of the Securities Act or any applicable state securities laws, and such Equity Securities will not be disposed of in contravention of the Securities Act or any applicable state securities laws.

(c)   Such Unitholder is an "accredited investor" as such term is defined under the Securities Act and such Unitholder has such knowledge and experience in financial, tax and business matters as to enable such Unitholder to evaluate the merits and risks of such Unitholder's investment in the Company and to make an informed investment decision with respect thereto.

(d)   Such Unitholder has had an opportunity to ask questions and receive answers concerning the terms and conditions of the offering of such Equity Securities and has had full access to such other information concerning the Company and its Subsidiaries as it has requested.

(e)   Such Unitholder is able to bear the economic risk of its investment in the Equity Securities for an indefinite period of time because the Equity Securities have not been registered under the Securities Act or applicable state securities laws and are subject to substantial restrictions on Transfer set forth herein and, therefore, cannot be sold unless subsequently registered under the Securities Act and applicable state securities laws or an exemption from such registration is available and in compliance with such restrictions on Transfer.

(f)   Such Unitholder has received and carefully read a copy of this Agreement. This Agreement and each of the other agreements contemplated hereby to be executed by such Unitholder (including any Equity Agreement) constitute the legal, valid and binding obligation of such Unitholder, enforceable in accordance with their respective terms (subject to bankruptcy, insolvency, reorganization, moratorium and similar laws of general application relating to or affecting creditors' rights and to general equity principles), and the execution, delivery and performance of this Agreement and such other agreements do not and will not conflict with, violate or cause a breach of any agreement, contract or instrument to which such Unitholder is a party or any judgment, order or decree to which such Unitholder is subject or create any conflict of interest with the Company or any Subsidiary of the Company, or any of their respective Affiliates, or any of their present or former customers or other business relations.

(g)   Such Unitholder is a resident of the state or country, or has its principal place of business in the state or country, set forth under its name on the Schedule of Unitholders.

(h)   Such Unitholder has been given the opportunity to consult with independent legal counsel regarding its rights and obligations under this Agreement and each of the other agreements contemplated hereby to be executed by such Unitholder and has consulted with such independent legal counsel regarding the foregoing (or, after carefully reviewing this Agreement and any such other agreements, has freely decided not to consult with independent legal counsel), fully understands the terms and conditions contained herein and therein and intends for such terms to be binding upon and enforceable against it.

3.3   Incentive Units.

(a)   The Board may cause the Company to issue Incentive Units to existing or new employees, officers, consultants or other service providers of the Company or any of its Subsidiaries pursuant to an Equity Agreement approved by the Board, which Equity Agreement shall contain such provisions as the Board shall determine, which may include (i) the forfeiture of, or the right of the Company to repurchase, all such Incentive Units issued from each holder thereof in the event that such Person ceases to be an employee, officer, consultant of, or to perform other services for, the Company or upon such other conditions as determined by the Board, and (ii) provisions regarding vesting of such Incentive Units, including upon the happening of certain events, upon the passage of a specified period of time, upon the fulfillment of certain conditions or upon the achievement by the Company of certain performance goals.

(b)   Incentive Units may only be granted in exchange for services provided or to be provided to the Company or any Subsidiary thereof. Consistent with the foregoing, Incentive Units are intended to be treated as "profits interests" under IRS Revenue Procedure 93-27 and IRS Revenue Procedure 2001-43 and the provisions of this Agreement and any Equity

Agreement pursuant to which Incentive Units are granted shall be interpreted and applied consistently therewith. In the event that an Incentive Unit is issued after the date hereof, the Board may make appropriate adjustments to the terms of such Incentive Unit in order for such Incentive Unit to be treated as a "profits interest" as described in the immediately preceding sentence, including establishing a threshold amount of cumulative Distributions that must be made with respect to all or one or more specified classes of Units outstanding immediately prior to the issuance of such Incentive Unit before such Incentive Unit may receive any Distributions and/or adjusting the existing Return Threshold in respect of such Incentive Unit. The Return Threshold applicable to any Incentive Unit shall be specified by the Company at the time of issuance and shall be determined so as to cause such Incentive Unit to constitute a "profits interest" within the meaning of IRS Revenue Procedure 93-27 and IRS Revenue Procedure 2001-43, although the Company shall have no liability for the failure of such Incentive Unit to so qualify. The provisions of this Section 3.3 shall apply regardless of whether or not the holder of an Incentive Unit files an election pursuant to Section 83(b) of the Code.

(c)   In accordance with Rev. Proc. 2001-43, 2001-2 C.B. 191, the Company shall treat a holder of an Incentive Unit as the owner of such Incentive Unit from the date it is granted, whether or not vested, and shall file its IRS Form 1065, and issue appropriate Schedule K-1s to such Unitholder, allocating to such Unitholder its distributive share of all items of income, gain, loss, deduction and credit associated with such Incentive Unit as if it were fully vested. Each holder of an Incentive Unit agrees to take into account such distributive share in computing its federal income tax liability for the entire period during which it holds the Incentive Unit. The Company and each Member agrees not to claim a deduction (as wages, compensation or otherwise) for the Fair Market Value of any Incentive Unit issued, either at the time of its grant or at the time it becomes substantially vested.

(d)   Holders of Incentive Units will have no power to vote hereunder; provided, that holders of Incentive Units will be entitled to vote on matters on which the right of such holders to vote is expressly required by non-waivable provisions of applicable law (and any such waivable provisions are hereby waived). On such matters, each holder of Incentive Units will have one (1) vote per Incentive Unit.

(e)   This Section 3.3, together with the Equity Agreements pursuant to which the Incentive Units are issued, are intended to qualify as a compensatory benefit plan within the meaning of Rule 701 promulgated under the Securities Act and the issuance of Incentive Units pursuant hereto is intended to qualify for the exemption from registration under the Securities Act provided by said Rule 701; provided, that the foregoing shall not restrict or limit the Company's ability to issue any Incentive Units pursuant to any other exemption from registration under the Securities Act available to the Company. The Company may make the Incentive Units and any issuance thereof and any applicable Equity Agreement subject to the terms and conditions of any other equity incentive plan consistent with the terms of this Agreement, as may have been adopted by the Company or any of its Subsidiaries.

(f)   Each Unitholder authorizes and directs the Company to elect to have the "Safe Harbor" described in the proposed Revenue Procedure set forth in Internal Revenue Service Notice 2005-43 (the "Notice") apply to any interest in the Company transferred to a service provider by the Company on or after the effective date of such Revenue Procedure in connection with services provided to the Company. For purposes of making such Safe Harbor election, the Tax Matters Member is hereby designated as the "partner who has responsibility for federal income tax reporting" by the Company and, accordingly, execution of such Safe Harbor election by the Tax Matters Member constitutes execution of a "Safe Harbor Election" in accordance with Section 3.03(1) of the Notice. The Company and each Unitholder hereby agree to comply with all requirements of the Safe Harbor described in the Notice, including the requirement that each Unitholder shall prepare and file all federal income tax returns reporting the income tax effects of each interest in the Company issued by the Company covered by the Safe Harbor in a manner consistent with the requirements of the Notice.

(g)   Each Unitholder authorizes the Tax Matters Member, in its sole discretion, to amend Section 3.3(f) to the extent necessary to achieve substantially the same tax treatment with respect to any interest in the Company transferred to a service provider by the Company in connection with services provided to the Company as set forth in Section 4 of the Notice (*e.g.*, to reflect changes from the rules set forth in the Notice in subsequent Internal Revenue Service guidance); provided, that such amendment (i) is not materially adverse to such Unitholder (as compared with the after tax consequences that would result if the provisions of the Notice applied to all interests in the Company transferred to a service provider by the Company in connection with services provided to the Company) and (ii) does not result in disproportionately adverse treatment of any other Unitholder as compared to the treatment of a Unitholder holding similar Units. A Unitholder's obligations to comply with the requirements of this Section 3.3 shall survive such Unitholder's ceasing to be a Unitholder of the Company and/or the termination, dissolution, liquidation and winding up of the Company, and, for purposes of this Section 3.3, the Company shall be treated as continuing in existence.

3.4   Capital Accounts.

(a)   Maintenance of Capital Accounts. The Company shall maintain a separate Capital Account for each Unitholder according to the rules of Treasury Regulation Section 1.704-1(b)(2)(iv). In accordance with such Treasury Regulations, the Capital Account of each Unitholder shall equal, as of the date hereof, the Capital Contributions made by such Unitholder on the date hereof as reflected on the Schedule of Unitholders. For this purpose, the Company may, in the Board's discretion, upon the occurrence of the events specified in Treasury Regulation Section 1.704-1(b)(2)(iv)(f), increase or decrease the Capital Accounts in accordance with such regulations and Treasury Regulation Section 1.704-1(b)(2)(iv)(g) to reflect a revaluation of Company property and shall adjust them as provided in Treasury Regulation Section 1.704-1(b)(2)(iv)(s). Without limiting the foregoing, each Unitholder's Capital Account shall be adjusted:

(i)   By adding any additional Capital Contributions made by such Unitholder in consideration for the issuance of Units;

(ii)   By deducting any amounts paid to such Unitholder in connection with the redemption or other repurchase by the Company of Units;

(iii)   By adding any Profits allocated in favor of such Unitholder and subtracting any Losses allocated in favor of such Unitholder; and

(iv)   By deducting any distributions paid in cash or other assets to such Unitholder by the Company.

(b)   <u>Computation of Income, Gain, Loss and Deduction Items</u>. For purposes of computing the amount of any item of Company income, gain, loss or deduction to be allocated pursuant to <u>Article IV</u> and to be reflected in the Capital Accounts, the determination, recognition and classification of any such item shall be the same as its determination, recognition and classification for federal income tax purposes (including any method of depreciation, cost recovery or amortization used for this purpose); <u>provided</u>, that:

(i)   The computation of all items of income, gain, loss and deduction shall include those items described in Code Section 705(a)(1)(B) or Code Section 705(a)(2)(B) and Treasury Regulation Section 1.704-1(b)(2)(iv)(i), without regard to the fact that such items are not includable in gross income or are not deductible for federal income tax purposes.

(ii)   If the Book Value of any Company property is adjusted pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(e), (f) or (s), then the amount of such adjustment shall be taken into account as gain or loss from the disposition of such property.

(iii)   Items of income, gain, loss or deduction attributable to the disposition of Company property having a Book Value that differs from its adjusted basis for tax purposes shall be computed by reference to the Book Value of such property.

(iv)   Items of depreciation, amortization and other cost recovery deductions with respect to Company property having a Book Value that differs from its adjusted basis for tax purposes shall be computed by reference to the property's Book Value in accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(g).

(v)   To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Sections 732(d), 734(b) or 743(b) is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis).

3.5   <u>Negative Capital Accounts</u>. No Unitholder shall be required to pay to any other Unitholder or the Company any deficit or negative balance which may exist from time to time in such Unitholder's Capital Account (including upon and after dissolution of the Company).

3.6   <u>No Withdrawal</u>. No Person shall be entitled to withdraw any part of such Person's Capital Contributions or Capital Account or to receive any Distribution from the Company, except as expressly provided herein.

3.7   <u>Loans From Unitholders</u>. Loans by Unitholders to the Company shall not be considered Capital Contributions. If (with the consent of the Board) any Unitholder loans funds to the Company, then the making of such loan shall not result in any increase in the amount of the Capital Account of such Unitholder. The amount of any such loan shall be a debt of the

Company to such Unitholder and shall be payable or collectible in accordance with the terms and conditions upon which such loan is made.

3.8   Distributions In-Kind. To the extent that the Company distributes property in-kind to any Unitholders, the Company shall be treated as making a Distribution equal to the Fair Market Value of such property for purposes of Section 4.1 and such property shall be treated as if it were sold for an amount equal to its Fair Market Value and any resulting gain or loss shall be allocated to the applicable Unitholders' Capital Accounts in accordance with Sections 4.2 through 4.4. Any distribution of property in-kind shall be made to each Unitholder on a Pro Rata Basis as determined by the Board in good faith.

3.9   Transfer of Capital Accounts. The original Capital Account established for each Substituted Member shall be in the same amount as the Capital Account of the Member (or portion thereof) to which such Substituted Member succeeds, at the time such Substituted Member is admitted to the Company. The Capital Account of any Unitholder whose interest in the Company shall be increased or decreased by means of the Transfer to it of all or part of the Units of another Unitholder shall be appropriately adjusted to reflect such Transfer. Any reference in this Agreement to a Capital Contribution of or Distribution to a Unitholder that has succeeded any other Unitholder shall include any Capital Contributions or Distributions previously made by or to the former Unitholder on account of the Units of such former Unitholder Transferred to such Unitholder.

ARTICLE IV
DISTRIBUTIONS, ALLOCATIONS AND REDEMPTIONS

4.1   Distributions.

(a)   Tax Distributions. So long as the Company is treated as a partnership for federal income tax purposes, to the extent immediately available funds of the Company are available for distribution by the Company without violation of applicable law, in each Taxable Year the Board shall cause the Company to make distributions to each Unitholder in an amount of cash (each, a "Tax Distribution") in the amount determined under this Section 4.1(a).

(i)   The annual amount of Tax Distributions to a Unitholder will equal the sum of (A) the product of (1) the amount of taxable income allocable by the Company to such Unitholder in respect of such Taxable Year (net of taxable losses allocated by the Company to the Unitholder in respect of prior Taxable Years and not previously taken into account under this clause to the extent such loss would be available under the Code to offset income of the Unitholder (or, as appropriate, the direct or indirect partners, members or shareholders of the Unitholder) determined as if income and loss from the Company were the only income and loss of the Unitholder (or, as appropriate, the direct or indirect partners, members or shareholders of the Unitholders) in such Taxable Year and all prior Taxable Years), *multiplied by* (2) the Assumed Tax Rate, *plus* (B) the Unsatisfied Tax Distribution Entitlement with respect to the Unitholder determined as of the end of the immediately preceding Taxable Year (for the avoidance of doubt, the value of the immediately preceding clause (B) may be negative if the Tax Distributions in an earlier year exceeded the amount described in the immediately preceding clause (A) for such earlier year).

(ii)   The Tax Distributions required to be made pursuant to Section 4.1(a)(i) shall be made in quarterly installments and shall be made no later than the first day of April, June, September and December of each calendar year (to the extent of available funds) unless otherwise determined by the Board. The portion of the Tax Distributions for a Taxable Year paid out to a Unitholder on any Tax Distribution payment date shall be a portion of the total Tax Distributions for such Taxable Year that is at least equal to such Unitholder's next estimated income tax payment required solely as a result of such Unitholder's ownership of Units.

(iii)   Notwithstanding anything to the contrary herein, (A) each Distribution actually made to a Unitholder shall constitute a Tax Distribution (whether or not designated as such) to the extent of the Unitholder's Unsatisfied Tax Distribution Entitlement, (B) no Tax Distributions shall be required to be made under this Section 4.1(a) if a Unitholder has no Unsatisfied Tax Distribution Entitlement, and (C) for purposes of the immediately preceding clauses (A) and (B), the Unsatisfied Tax Distribution Entitlement at any point in a Taxable Year shall take into account all Tax Distributions to which the relevant Unitholder will become entitled during such entire Taxable Year.

(iv)   Tax Distributions shall constitute advances of Distributions that each Unitholder is entitled to receive pursuant to Sections 4.1(b) and 12.2(c) and shall reduce dollar for dollar the amount that a Unitholder is entitled to receive pursuant to Sections 4.1(b) or 12.2(c) and shall be treated as a Distribution pursuant to Sections 4.1(b) and 12.2(c) on the date the advance is so applied to any Distribution under Sections 4.1(b) or 12.2(c). For the avoidance of doubt, following the filing of the Company's Schedule K-1 for a Taxable Year, each Unitholder's Unsatisfied Tax Distribution Entitlement (including for the year with respect to which the Schedule K-1 was filed) shall be revised to reflect the difference, if any, between the cumulative amount of Tax Distributions actually made to such Unitholder for the Taxable Year to which such Schedule K-1 relates and the amount described in Section 4.1(a)(i) for such year.

(b)   Other Distributions. Subject to Sections 4.1(a) and 12.2, the Board may (but shall not be obligated to) make Distributions at any time or from time to time, but each such Distribution shall be made only in the following order of priority:

(i)   *first*, to the holders of Class A Units (ratably among such holders based upon their respective proportions of the aggregate Class A Unpaid Preference of all then outstanding Class A Units as of immediately prior to such Distribution represented by the outstanding Class A Units held by each such holder immediately prior to such Distribution) until the Class A Unpaid Preference with respect to each Class A Unit has been reduced to zero, and no Distribution or any portion thereof shall be made under any of the subsequent subsections of this Section 4.1(b) until the Class A Unpaid Preference of each Class A Unit has been reduced to zero;

(ii)   *second*, to the holders of Class A Units and Class Z Units (ratably among and within each such class of holders based upon the number of Units held by each such holder immediately prior to such Distribution); provided, that, to the extent that the Board has established any conditions to such Class Z Units participating in Distributions (including, without limitation, establishing any Return Threshold), then such Class Z Units, as applicable, shall participate (and shall only participate ratably) in any Distributions only after such conditions have been satisfied.

(c)   Incentive Units.   Notwithstanding anything to the contrary in Section 4.1(b):

(i)   Unless otherwise provided in the particular Equity Agreement pursuant to which a holder of Incentive Units acquired its Incentive Units, as the case may be, and subject to Section 4.1(c)(ii), each Incentive Unit shall only be entitled to receive Distributions pursuant to Sections 4.1(b) or 12.2(c) up to the amount, if any, of the initial Capital Contributions made with respect to such Incentive Units until such time as the applicable Return Threshold is satisfied (*i.e.*, which would make such Incentive Unit a Participating Incentive Unit), after which this Section 4.1(c)(i) shall not apply with respect to such Participating Incentive Unit for the remainder of such current Distribution (subject, for the avoidance of doubt, to any limitations on rights to receive Distributions set forth in the applicable Equity Agreement). For the avoidance of doubt, if an Incentive Unit's Return Threshold has not been satisfied at the time of any Distribution, then such Unit shall be deemed not outstanding for purposes of the Distribution until such Return Threshold has been satisfied; and

(ii)   No Distribution shall be made with respect to any unvested Participating Incentive Unit under Sections 4.1(b) or 12.2(c) and such unvested Participating Incentive Unit will not be counted for purposes of the Distribution.

(d)   Forfeiture of Certain Units in Connection with a Sale of the Company. Notwithstanding anything to the contrary herein, if any Units would not be entitled pursuant to this Section 4.1 to receive any portion of the aggregate consideration from a Sale of the Company, then, at the Board's election, effective as of immediately prior to the consummation of such Sale of the Company, all such outstanding Units shall automatically be forfeited and cancelled without consideration and all rights of the holders thereof shall cease and such Units shall not be deemed to be outstanding; provided, however, that the Board may instead of electing to forfeit or cancel any such Units, elect (on a case-by-case basis) to accelerate any vesting or other contingencies which would permit the holders of such Units to receive a portion of the aggregate consideration from a Sale of the Company.

4.2   Allocations. Except as otherwise provided in Section 4.3, Net Profits or Net Losses for each Taxable Year shall be allocated among the Unitholders in such a manner that, to the extent possible, as of the end of such Taxable Year, the sum of (a) the Capital Account of each Unitholder, (b) such Unitholder's share of Minimum Gain and (c) such Unitholder's partner nonrecourse debt minimum gain (as defined in Treasury Regulation Section 1.704-2(i)(2)) shall be equal to the net amount that would be distributed to such Unitholder, determined as if the Company were to (i) liquidate the assets of the Company for an amount equal to their Book Value and (ii) distribute the proceeds in liquidation (after the payment of all liabilities) pursuant to Section 12.2. For purposes of allocating Net Profits and Net Losses, and all other items of income, gain, deduction and loss, pursuant to this Section 4.2 (and Sections 4.3 and 4.4, to the extent applicable), all outstanding Incentive Units shall be treated as vested; provided, that in the event that a Unitholder's unvested Incentive Units are forfeited or repurchased, then the Forfeiture Allocations as described in Section 4.3(h) will be made.

4.3   Special Allocations. The following special allocations shall be applied prior to any allocations under Section 4.2.

(a)   Unitholder Nonrecourse Debt Minimum Gain Chargeback. Losses attributable to partner nonrecourse debt (as defined in Treasury Regulation Section 1.704-2(b)(4)) shall be allocated in the manner required by Treasury Regulation Section 1.704-2(i). If there is a net decrease during a Taxable Year in partner nonrecourse debt minimum gain (as defined in Treasury Regulation Section 1.704-2(i)(3)), then Profits for such Taxable Year (and, if necessary, for subsequent Taxable Years) shall be allocated to the Unitholders in the amounts and of such character as determined according to Treasury Regulation Section 1.704-2(i)(4). This Section 4.3(a) is intended to be a "partner nonrecourse debt minimum gain chargeback" provision that complies with the requirements of Treasury Regulation Section 1.704-2(i)(4) and shall be interpreted in a manner consistent therewith.

(b)   Minimum Gain Chargeback. Except as otherwise provided in Section 4.3(a), if there is a net decrease in the Minimum Gain during any Taxable Year, then each Unitholder shall be allocated Profits for such Taxable Year (and, if necessary, for subsequent Taxable Years) in the amounts and of such character as determined according to Treasury Regulation Section 1.704-2(f). This Section 4.3(b) is intended to be a Minimum Gain chargeback provision that complies with the requirements of Treasury Regulation Section 1.704-2(f), and shall be interpreted in a manner consistent therewith.

(c)   Qualified Income Offset. If any Unitholder that unexpectedly receives an adjustment, allocation or distribution described in Treasury Regulation Section 1.704-1(b)(2)(ii)(d)(4), (5) and (6) has an Adjusted Capital Account Deficit as of the end of any Taxable Year, computed after the application of Sections 4.3(a) and 4.3(b) but before the application of any other provision of this Article IV, then Profits for such Taxable Year shall be allocated to such Unitholder in proportion to, and to the extent of, such Adjusted Capital Account Deficit. This Section 4.3(c) is intended to be a qualified income offset provision as described in Treasury Regulation Section 1.704-1(b)(2)(ii)(d) and shall be interpreted in a manner consistent therewith.

(d)   Nonrecourse Deductions. Nonrecourse deductions (as determined according to Treasury Regulation Section 1.704-2(b)(1)) for any Taxable Year shall be allocated to each Unitholder ratably among such Unitholders based upon the manner in which Profits are allocated among the Unitholders for such Taxable Year.

(e)   Allocation of Certain Profits and Losses. Profits and Losses described in Section 3.4(b)(v) shall be allocated in a manner consistent with the manner that the adjustments to the Capital Accounts are required to be made pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(j), (k) and (m).

(f)   Regulatory Allocations. The allocations set forth in Sections 4.3(a) through 4.3(e) (the "Regulatory Allocations") are intended to comply with certain requirements of Sections 1.704-1(b) and 1.704-2 of the Treasury Regulations. The Regulatory Allocations may not be consistent with the manner in which the Unitholders intend to allocate Profits and Losses of the Company or make Distributions. Accordingly, notwithstanding the other provisions of this Article IV, but subject to the Regulatory Allocations, income, gain, deduction, and loss shall be reallocated among the Unitholders so as to eliminate the effect of the Regulatory Allocations and thereby cause the respective Capital Accounts of the Unitholders to be in the amounts (or as close thereto as possible) they would have been if Profit and Loss (and such other items of income, gain, deduction and loss) had been allocated without reference to the Regulatory Allocations. In general, the Unitholders anticipate that this will be accomplished by specially allocating other Profits and Losses (and such other items of income, gain, deduction and loss) among the Unitholders so that the net amount of the Regulatory Allocations and such special allocations to each such Unitholder is zero. In addition, if in any Taxable Year or portion thereof there is a decrease in partnership Minimum Gain, or in partner nonrecourse debt Minimum Gain, and application of the Minimum Gain chargeback requirements set forth in Sections 4.3(a) or 4.3(b) would cause a distortion in the economic arrangement among the Unitholders, then the Unitholders may, if they do not expect that the Company will have sufficient other income to correct such distortion, request the Internal Revenue Service to waive either or both of such Minimum Gain chargeback requirements. If such request is granted, then this Agreement shall be applied in such instance as if it did not contain such Minimum Gain chargeback requirement.

(g) Company Loss Allocations. Company Losses shall not be allocated to a Unitholder to the extent that such allocation of Losses would cause such Unitholder to have an Adjusted Capital Account Deficit. Company Losses that cannot be allocated to a Unitholder shall be allocated to the other Unitholders; provided, however, that if no Unitholder may be allocated Company Losses due to the limitations of this Section 4.3(g), then Company Losses shall be allocated to all Unitholders in proportion to their respective outstanding Units.

(h) Forfeiture Allocations. The parties acknowledge that allocations like those described in Proposed Treasury Regulation Section 1.704-1(b)(4)(xii)(c) ("Forfeiture Allocations") may result from the allocations of Profits and Losses provided for in this Agreement. For the avoidance of doubt, the Board is entitled to make Forfeiture Allocations and, once required by applicable final or temporary guidance, allocations of Profits and Losses will be made in accordance with Proposed Treasury Regulation Section 1.704-1(b)(4)(xii)(c) or any successor provision or guidance or any applicable Internal Revenue Service guidance with respect to Safe Harbor Elections.

4.4 Offsetting Allocations. If, and to the extent that, any Unitholder is deemed to recognize any item of income, gain, deduction or loss as a result of any transaction between such Unitholder and the Company pursuant to Sections 83, 482, 483, 1272-1274 or 7872 of the Code or any similar provision now or hereafter in effect, then the Company shall use its commercially reasonable efforts to allocate any corresponding Profits or Losses to the Unitholder who recognizes such item in order to reflect the Unitholders' economic interest in the Company.

4.5 Tax Allocations.

(a) Allocations Generally. The income, gains, losses, deductions and credits of the Company will be allocated for federal, state and local income tax purposes among the Unitholders in accordance with the allocation of such income, gains, losses, deductions and credits among the Unitholders for computing their Capital Accounts; provided, that if any such allocation is not permitted by the Code or other applicable law, then the Company's subsequent income, gains, losses, deductions and credits will be allocated among the Unitholders so as to reflect as nearly as possible the allocation set forth herein in computing their Capital Accounts.

(b)   Code Section 704(c) Allocations. Items of Company taxable income, gain, loss and deduction with respect to any property contributed to the capital of the Company shall be allocated among the Unitholders in accordance with Code Section 704(c) so as to take account of any variation between the adjusted basis of such property to Company for federal income tax purposes and its Book Value. In addition, if the Book Value of any Company asset is adjusted pursuant to the requirements of Treasury Regulation Section 1.704−1(b)(2)(iv)(e), (f) or (s), then subsequent allocations of items of taxable income, gain, loss and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Book Value in the same manner as under Code Section 704(c). The Board shall determine all allocations pursuant to this Section 4.5(b) using a method that is reasonable under Treasury Regulation Section 1.704-3.

(c)   Allocation of Tax Credits, Tax Credit Recapture, Etc. Allocations of tax credits, tax credit recapture, and any items related thereto shall be allocated to the Unitholders according to their interests in such items as determined by the Board taking into account the principles of Treasury Regulation Section 1.704-1(b)(4)(ii).

(d)   Treatment of Cumulative Distributions. In the event that any contribution, distribution or allocation made pursuant to this Agreement would (but for this Section 4.5(d)) cause the amounts allocated to a Unitholder for federal and applicable state and local income tax purposes to not ultimately be consistent with the cumulative distributions such Unitholder receives (or is entitled to receive under the other provisions of this Agreement), the Company may, to the extent permitted by applicable law and solely for federal and applicable state and local income tax purposes, allocate amounts to such Unitholders in a manner which shall result in the cumulative federal and applicable state and local income tax allocations to each Unitholder being as nearly consistent with the cumulative distributions to each Unitholder as possible.

(e)   Effect of Allocations. Allocations pursuant to this Section 4.5 are solely for purposes of federal, state and local taxes and shall not affect, or in any way be taken into account in computing, any Unitholder's Capital Account or share of Profits, Losses, Distributions or other Company items pursuant to any provision of this Agreement.

4.6   Indemnification and Reimbursement for Payments on Behalf of a Unitholder. Except as otherwise provided in Sections 5.6 and 6.1, if the Company is required by law to make any payment to a Governmental Entity that is specifically attributable to a Unitholder or a Unitholder's status as such (including federal withholding taxes, state personal property taxes, state unincorporated business taxes and any taxes pursuant to the New Partnership Tax Audit Rules), then such Unitholder shall indemnify and contribute to the Company in full for the entire amount paid (including interest, penalties and related expenses); provided, however, that this Section 4.6 shall not apply to any such taxes relating to amounts paid or payable by the Company with respect to compensation of or benefits provided to individuals who are Unitholders on the date hereof in connection with their employment by the Company or a Subsidiary of the Company. The Board may offset Distributions to which a Person is otherwise entitled under this Agreement against such Person's obligation to indemnify the Company under this Section 4.6.

A Unitholder's obligation to indemnify and make contributions to the Company under this Section 4.6 shall survive the termination, dissolution, liquidation and winding up of the Company, and for purposes of this Section 4.6, the Company shall be treated as continuing in existence. The Company may pursue and enforce all rights and remedies it may have against each Unitholder under this Section 4.6, including instituting a lawsuit to collect such indemnification and contribution, with interest calculated at a rate equal to the Base Rate *plus* three percent (3%) per annum (but not in excess of the highest rate per annum permitted by law), compounded on the last day of each Fiscal Period.

ARTICLE V
MANAGEMENT

5.1   Authority of the Board.

(a)   Power and Authority. The Board shall conduct, direct and exercise full control over all activities of the Company (including, subject to Section 3.1(c), all decisions relating to the issuance of additional Equity Securities, and the voting and sale of, and the exercise of other rights with respect to, the equity securities of its Subsidiaries). All management powers over the business and affairs of the Company shall be exclusively vested in the Board. The Board shall have the sole power and authority to bind or take any action on behalf of the Company, or to exercise any rights and powers (including the rights and powers to take certain actions, give or withhold certain consents or approvals, or make certain determinations, opinions, judgments, or other decisions) granted to the Company (i) under this Agreement or any other agreement, instrument, or other document to which the Company is a party or (ii) pursuant to applicable law or regulation.

(b)   Special Approval Standards. Board approval shall not be needed in connection with filing, amending or terminating fictitious business name statements, foreign qualifications and similar filings in order for the Company to use its name and derivatives thereof in different jurisdictions.

5.2   Composition of the Board.

(a)   Number and Election. The Board shall consist of two (2) Managers, to be elected from time to time by the holders of a majority of the Voting Units then outstanding, who shall initially be Jesus Stephens and Phillip Carrington. Any vote pursuant to this Section 5.2(a) shall be made in the manner provided in Section 6.5 below.

(b)   Term. Each Manager elected shall serve until a successor is elected in accordance with the terms hereof or his or her earlier resignation, disability, death or removal. Any Manager may be removed from the Board, with or without cause, but only by a vote of the applicable Unitholders sufficient to elect such Manager. A Manager may resign at any time upon written notice to the Company. Such resignation shall be effective upon receipt unless it is specified to be effective at some other time or upon the happening of some other event.

(c)   Vacancies. A vacancy in the Board because of resignation, disability, death or removal of a Manager shall be filled by vote of the holders of a majority of the outstanding Units entitled to elect such Manager. If the Unitholders entitled to fill a Board vacancy pursuant to this Section 5.2 fail to so elect a Manager, then such position in the Board shall remain vacant until such Unitholders exercise their right to elect a Manager as provided hereunder.

(d)   Reimbursement. Subject to the approval of an executive officer of the Company, the Company shall reimburse all reasonable and necessary out-of-pocket costs and expenses incurred by the Managers in the course of their service hereunder (which shall include, without limitation, all out-of-pocket expenses incurred by the Managers in connection with attending meetings of the Board and any meetings of committees of the Board).

(e)   Compensation. No individual serving either as a Manager or delegated by the Board to perform any Board functions shall receive any compensation from the Company for serving in such capacity unless otherwise expressly set forth in an agreement executed by the Company.

(f)   Voting Procedures. Any vote pursuant to this Section 5.2 shall be made in the manner provided in Section 6.5.

5.3   Board Actions; Meetings.

(a)   Voting. Unless another percentage is set forth herein or required by applicable law, any determination or action required to be taken by the Board shall be taken by a majority of the Managers then in office (through meetings of the Board or written consents pursuant to this Section 5.3).

(b)   Quorum. A majority of the Managers, which majority includes both Jesus Stephens and Phillip Carrington, shall constitute a quorum sufficient for conducting meetings and making decisions, and in furtherance of the foregoing, all Managers shall work in good faith to make themselves available to attend meetings or to designate a proxy for such meetings in accordance with this Section 5.3.

(c)   Regular and Special Meetings. Regular meetings of the Board may be held on such date and at such time and at such place as shall from time to time be determined by the Board; provided, that regular meetings shall not be held more frequently than quarterly. Special meetings of the Board may be called from time to time by any Manager.

(d)   Notice of Special Meetings. Notice of each special meeting of the Board stating the date, place and time of such meeting shall be given to each Manager by hand, telephone, telecopy, overnight courier, email or the U.S. mail at least twenty-four (24) hours prior to any such meeting.

(e)   Waiver of Notice. Notice may be waived before or after a meeting or by attendance without protest at such meeting.

(f)   Written Consent. Any action to be taken by the Board may be by a written consent executed by Managers having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting duly called and held in which all Managers participated.

(g)   Remote Participation in Meeting. Managers may participate in a meeting of the Board by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

(h)   Proxy. Any Manager unable to attend a meeting of the Board may designate another Person as his or her proxy.

(i)   General. The Board may adopt such other procedures governing meetings and the conduct of business at such meetings as it shall deem appropriate.

5.4   Delegation of Authority. The Board may, from time to time, delegate to one or more Persons (including any Member and including through the creation and establishment of one or more other committees) such authority and duties as the Board may deem advisable. Any delegation may be revoked at any time by the Board.

5.5   Purchase of Equity Securities. Subject to the other provisions of this Agreement, the Board may cause the Company to purchase or otherwise acquire Units; provided, that this provision shall not in and of itself obligate any Unitholder to sell any Units to the Company. So long as any such Units are owned by the Company, such Units shall not be considered outstanding for any purpose.

5.6   Limitation of Liability.

(a)   Waiver of Liability. Except as otherwise provided herein or in any agreement entered into by such Person and the Company or any of its Subsidiaries and to the maximum extent permitted by the Delaware Act, no present or former Manager or officer of the Company, nor any Related Person of any such Manager or officer, shall be liable to the Company or to any Member for any act or omission performed or omitted by such Person in its capacity as a Manager or an officer; provided, that except as otherwise provided herein, such limitation of liability shall not apply to the extent the act or omission was attributable to such Person's willful misconduct or knowing violation of law as determined by a final judgment, order or decree of an arbitrator or a court of competent jurisdiction (which is not appealable or with respect to which the time for appeal therefrom has expired and no appeal has been perfected). Each Manager and each officer of the Company shall be entitled to rely upon the advice of legal counsel, independent public accountants and other experts, including financial advisors, and any act of or failure to act by such Person in good faith reliance on such advice shall in no event subject such Person, or any Related Person of such Person, to liability to the Company or any Member.

(b)   Board Discretion. Whenever in this Agreement or any other agreement contemplated herein the Board is permitted or required to take any action or to make a decision or determination, the Board shall take such action or make such decision or determination in its sole discretion, unless another standard is expressly set forth herein or therein. Whenever in this Agreement or any other agreement contemplated herein the Board is permitted or required to take any action or to make a decision or determination in its "sole discretion" or "discretion", with "complete discretion" or under a grant of similar authority or latitude, each Manager shall be entitled to consider such interests and factors as it desires (including the interests of such Manager and its employer or Related Persons). In performing its duties, each Manager shall be entitled to rely in good faith on the provisions of this Agreement and on information, opinions, reports or statements (including financial statements and information, opinions, reports or statements as to the value or amount of the assets, liabilities or any facts pertinent to the existence and amount of assets from which Distributions to Unitholders might properly be paid), of the following other Persons or groups: (i) any officer or employee of the Company; (ii) any attorney, independent accountant or other Person employed or engaged by the Company; or (iii) any other Person who has been selected with reasonable care by or on behalf of the Company, in each case as to matters which such relying Person reasonably believes to be within such other Person's professional or expert competence. The preceding sentence shall in no way limit any Person's right to rely, to the extent provided in Section 18-406 of the Delaware Act, upon the records of the Company and upon information, opinions, reports or statements presented by a manager, member, liquidating trustee, officer or employee of the Company, or committees of the Company, members or managers, or by any other Person as to matters reasonably believed by such first Person are within such other Person's professional or expert competence, including information, opinions, reports or statements as to the value and amount of the assets, liabilities, profits or losses of the Company, or the value and amount of assets or reserves or contracts, agreements or other undertakings that would be sufficient to pay claims and obligations of the Company or to make reasonable provision to pay such claims and obligations, or any other facts pertinent to the existence and amount of assets from which distributions to members or creditors might properly be paid.

(c)   Waiver of Fiduciary Duties. To the fullest extent permitted by applicable law, this Agreement is not intended to, and does not, create or impose any fiduciary duties on the Board. Further, to the fullest extent permitted by applicable law or equity, the Members and the Company hereby waive any and all fiduciary duties that, absent such waiver, may be implied by law or in equity, and in doing so, recognize, acknowledge and agree that their duties and obligations to one another and to the Company, and the duties and obligations of the Board, are only as expressly set forth in this Agreement.

(d)   Waiver of Certain Claims. To the maximum extent permitted by applicable law, each Member hereby waives any claim or cause of action against each Manager or any Related Person of a Manager, for any breach of any fiduciary duty to the Company, its Members or any Subsidiary of the Company by such Person, including as may result from a conflict of interest between the Company or such Subsidiary and such Person; provided, that except as otherwise provided herein, such waiver shall not apply to the extent the act or omission was attributable to such Person's willful misconduct or knowing violation of law as determined by a final judgment, order or decree of an arbitrator or a court of competent jurisdiction (which is not appealable or with respect to which the time for appeal therefrom has expired and no appeal has been perfected), nor shall such waiver eliminate the implied contractual covenant of good faith and fair dealing. Each Member acknowledges and agrees that in the event of any such waived conflict of interest, each such Person may, in the absence of bad faith, act in the best interest of such Person.

5.7 Officers.

(a) Officers Generally. The Board shall appoint, from time to time, a Person to serve in the office of chief executive officer of the Company and may, from time to time, employ and retain additional Persons as may be necessary or appropriate for the conduct of the Company's business, including employees, agents and other Persons (any of whom may be a Member) who may be designated as officers of the Company, with titles including "chairman", "president", "vice president", "treasurer", "secretary", "assistant secretary", and "chief financial officer", as and to the extent authorized by the Board. Any number of offices may be held by the same person. In its discretion, the Board may choose not to fill any office for any period as it may deem advisable. Officers need not be residents of the State of Delaware or Members. Any officers so designated shall have such authority and perform such duties as the Board may, from time to time, delegate to them; provided, that in the absence of an express delegation of authority and duties, such persons shall have the authority and duties normally associated with such offices in respect of corporations formed pursuant to the laws of the State of Delaware. Notwithstanding the foregoing, no officer shall have the authority to approve any actions of any Subsidiary of the Company which requires the approval of the Company in its capacity as a shareholder, member or partner (as applicable) of such Subsidiary without the express authorization of the Board. The Board may assign titles to particular officers. Each officer shall hold office until his successor shall be duly designated and qualified or until his death or until he shall resign or shall have been removed in the manner hereinafter provided. The salaries or other compensation, if any, of the officers of the Company shall be fixed from time to time by the Board, subject to any contract rights of such officers.

(b) Officer Resignation and Removal. Any officer may resign as such at any time. Such resignation shall be made in writing and shall take effect at the time specified therein, or if no time is specified, then at the time of its receipt by the Board. The acceptance of a resignation shall not be necessary to make it effective, unless expressly so provided in the resignation. Any officer may be removed as such, either with or without cause, by the Board in its sole discretion; provided, however, that such removal shall be without prejudice to the contract rights, if any, of the individual so removed. Designation of an officer shall not of itself create contractual or employment rights. Any vacancy occurring in any office of the Company may be filled by the Board.

(c) Initial Officers. The initial officers of the Company are elected to the offices set forth opposite their respective names below, to serve until their successors are duly elected and qualified, or until their earlier death, resignation or removal.

Name	Office(s)
Jesus Stephens	President, Chief Financial Officer and Secretary

ARTICLE VI
RIGHTS AND OBLIGATIONS OF EQUITYHOLDERS AND MEMBERS

6.1   Limitation of Liability. Except as otherwise provided by non-waivable provisions of the Delaware Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and no Unitholder or Member shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Unitholder or acting as a Member of the Company. A Unitholder's liability (in its capacity as such) for debts, liabilities and losses of the Company shall be limited to such Unitholder's share of the Company's assets; provided, that a Unitholder shall be required to return to the Company any Distribution made to it in clear and manifest accounting error or similar error. The immediately preceding sentence shall constitute a compromise to which all Unitholders have consented within the meaning of the Delaware Act. Notwithstanding anything herein to the contrary, except as required by applicable law, the failure of the Company to observe any formalities or requirements relating to the exercise of its powers or management of its business and affairs under this Agreement or the Delaware Act shall not be grounds for imposing personal liability on the Unitholders for liabilities of the Company.

6.2   Lack of Authority. No Equityholder, in its capacity as such, has the authority or power to act for or on behalf of the Company in any manner or way, to bind the Company, or do any act that would be (or could be construed as) binding on the Company, in any manner or way, or to make any expenditures on behalf of the Company, unless such specific authority has been expressly granted to and not revoked from such Equityholder by the Board, and each Equityholder from time to time hereby consents to the exercise by the Board of the powers conferred on it by law and this Agreement.

6.3   No Right of Partition. No Equityholder shall have the right to seek or obtain partition by court decree or operation of law of any the Company property, or the right to own or use particular or individual assets of the Company.

6.4   Indemnification.

(a)   Generally. Subject to Section 4.6, the Company hereby agrees to indemnify and hold harmless each Manager (an "Indemnified Person") to the fullest extent permitted under the Delaware Act, as the same now exists or may hereafter be amended, substituted or replaced (but, in the case of any such amendment, substitution or replacement only to the extent that such amendment, substitution or replacement permits the Company to provide broader indemnification rights than the Company is providing immediately prior to such amendment), against all expenses, liabilities and losses (including attorneys' fees, judgments, fines or penalties) reasonably incurred or suffered by such Indemnified Person (or one or more of such Indemnified Person's Affiliates) by reason of the fact that such Indemnified Person is or was a Member, appointed or elected as a Manager, or serving as a managing member, manager, officer, principal, member, employee, agent or representative of the Company or any Subsidiary or is or was serving at the request of the Company as a managing member, manager, officer, director, principal, member, employee, agent or representative of another Entity; provided, that no Indemnified Person shall be indemnified for any expenses, liabilities and losses suffered that are attributable to such Indemnified Person's or its Affiliates' (the term "Affiliates" excluding, for purposes hereof, the Company and its Subsidiaries) gross negligence, willful misconduct or knowing violation of law as determined by a final judgment, order or decree of an arbitrator or a court of competent jurisdiction (which is not appealable or with respect to which the time for appeal therefrom has expired and no appeal has been perfected). Expenses, including attorneys' fees and expenses, incurred by any such Indemnified Person in defending a proceeding shall be paid by the Company in advance of the final disposition of such proceeding, including any appeal therefrom, upon receipt of an undertaking by or on behalf of such Indemnified Person to repay such amount if it shall ultimately be determined that such Indemnified Person is not entitled to be indemnified by the Company.

(b) <u>Nonexclusivity of Rights</u>. The right to indemnification conferred in this <u>Section 6.4</u> shall not be exclusive of any other right which any Person may have or hereafter acquire under any statute, agreement, law, vote of the Board or otherwise. In addition, the Company hereby acknowledges that certain Managers and officers of the Company affiliated with Members may have certain rights to indemnification, advancement of expenses or insurance provided by the Members or others (collectively, the "<u>Member Indemnitors</u>"). The Company hereby agrees (i) that it is the indemnitor of first resort (*i.e.*, its obligations to the Indemnified Persons are primary and any obligation of the Member Indemnitors to advance expenses or to provide indemnification for the same expenses or liabilities incurred by an Indemnified Person are secondary), (ii) that it shall be required to advance the full amount of expenses incurred by an Indemnified Person in accordance with this <u>Section 6.4</u> without regard to any rights the Indemnified Person may have against the Member Indemnitors, and (iii) that it irrevocably waives, relinquishes and releases the Member Indemnitors from any and all claims against the Member Indemnitors for contribution, subrogation or any other recovery of any kind in respect thereof. The Company further agrees that no advancement or payment by a Member Indemnitor on behalf of any Indemnified Person with respect to any claim for which such Indemnified Person has sought indemnification from the Company shall affect the foregoing and such Member Indemnitors shall have a right of contribution or be subrogated to the extent of such advancement or payment to all of the rights of recovery of such Indemnified Person against the Company.

(c) <u>Insurance</u>. The Company may maintain insurance, at its expense, to protect any Indemnified Person against any expense, liability or loss described in <u>Section 6.4(a)</u> whether or not the Company would have the power to indemnify such Indemnified Person against such expense, liability or loss under the provisions of this <u>Section 6.4</u>.

(d) <u>Limitation</u>. Notwithstanding anything herein to the contrary (including in this <u>Section 6.4</u>), any indemnity by the Company relating to the matters covered in this <u>Section 6.4</u> shall be provided out of and to the extent of Company assets only, and no Unitholder (unless such Unitholder otherwise agrees in writing or is found in a final decision by an arbitrator or a court of competent jurisdiction to have personal liability on account thereof) shall have personal liability on account thereof or shall be required to make additional Capital Contributions to help satisfy such indemnity of the Company (except as expressly provided herein).

(e) <u>Savings Clause</u>. If this <u>Section 6.4</u> or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each Indemnified Person pursuant to this <u>Section 6.4</u> to the fullest extent permitted by any applicable portion of this <u>Section 6.4</u> that shall not have been invalidated and to the fullest extent permitted by applicable law.

6.5   Members' Right to Act.

(a)   Limited Voting Rights. Except as expressly provided in this Agreement or by non-waivable provisions of the Delaware Act, the Unitholders shall not have any voting or consent rights under this Agreement or the Delaware Act with respect to the Equity Securities held by such Person, including with respect to any matters to be decided by the Company or any other governance matters described in this Agreement or otherwise, and each Equityholder, by its acceptance of any Equity Securities, expressly waives any consent or voting rights (except to the extent expressly provided in this Agreement or the applicable Equity Agreement) or other rights to participate in the governance of the Company, whether such rights may be provided under the Delaware Act or otherwise.

(b)   Voting. Except as expressly provided in this Agreement or non-waivable provisions of the Delaware Act, each Member holding vested Voting Units shall be entitled to one (1) vote per vested Voting Unit held by such Member on all matters (if any) submitted to the Members for a vote, with all classes of Voting Units voting together as a single class.

(c)   Meetings. The actions by the Members permitted hereunder may be taken at a meeting called by the Board or by Members holding a majority of the Units entitled to vote on or consent to the matter on at least twenty-four (24) hours' prior written notice to the other Members entitled to vote thereon or consent thereto, which notice shall state the purpose or purposes for which such meeting is being called.

(d)   Remote Participation in Meetings. Each voting Member shall be allowed to participate in any such meeting of the Members by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other.

(e)   Waiver of Notice. The actions taken by the Members entitled to vote or consent at any meeting (as opposed to by written consent), however called and noticed, shall be as valid as though taken at a meeting duly held after regular call and notice if (but not until) the Members entitled to vote or consent as to whom it was improperly held appear at such meeting without protest, or either before, at or after the meeting, sign a written waiver of notice or a consent to the holding of such meeting or an approval of the minutes thereof.

(f)   Written Consent. The actions by the Members entitled to vote or consent may be taken by vote of the Members entitled to vote or consent at a meeting or by written consent (without a meeting and without a vote) so long as such consent is signed by the Members holding not less than the minimum number of Voting Units that would be necessary to authorize or take such action at a meeting at which all Members entitled to vote thereon were present and voted. Prompt notice of the action so taken without a meeting shall be given to those Members entitled to vote or consent who have not consented in writing. Any action taken pursuant to such written consent of the Members shall have the same force and effect as if taken by the Members at a meeting thereof.

(g)   Status as Members. Each Member shall be a "member" for purposes of the Delaware Act.

6.6 <u>Investment Opportunities and Conflicts of Interest</u>.

(a) Subject to any other applicable agreements, a Founder Party may have business interests and engage in business activities in addition to those relating to the Company and its Subsidiaries. Neither the Company nor any other Member or Unitholder shall have any rights by virtue of this Agreement in any business ventures of any such Founder Party and the involvement by any such Founder Party in such business ventures shall not constitute a conflict of interest by such Founder Party with respect to the Company, its Unitholders or any of its Subsidiaries. Excluding each Founder Party, each Unitholder and its Affiliates (it being understood that each Unitholder shall be responsible for compliance by its Affiliates with respect to the following) shall not have any interest (whether financial or otherwise, or as an equityholder, lender, employee, consultant or otherwise), other than ownership of up to one percent (1%) of the outstanding equity of a publicly traded company, in any business (regardless of form) that competes directly or indirectly with any portion of the business of the Company or its Subsidiaries. Further, each Unitholder and its Affiliates (it being understood that each Unitholder shall be responsible for compliance by its Affiliates with respect to the following) shall not disparage the Company or any of its Subsidiaries or take any action that may cause harm to the Company or any of its Subsidiaries.

(b) Notwithstanding anything to the contrary in this Agreement, and without limiting the generality of <u>Section 6.6(a)</u>, the Members expressly acknowledge that, subject to the provisions of <u>Section 6.7</u>, (i) each Founder Party is permitted to have, and may presently or in the future have, investments or other business relationships with Entities engaged in the Business other than through the Company or any of its Subsidiaries (an "<u>Other Business</u>"), (ii) each Founder Party has and may develop strategic relationships with businesses that are or may be competitive or complementary to the Company or any of its Subsidiaries, (iii) none of the Founder Parties will, by virtue of their investment in the Company or its Subsidiaries or (if applicable) service as a Manager, or on any Subsidiary's board of directors, be prohibited from pursuing and engaging in any such activities, (iv) none of the other Members will acquire or be entitled to any interest or participation in any Other Business as a result of the participation therein of any of the Founder Parties, and (v) the involvement of any Founder Party in any Other Business will not constitute a conflict of interest of any of such Persons with respect to the Company or its Members or any of its Subsidiaries. Subject to <u>Section 6.7</u>, each Founder Party may engage in, or possess an interest in, other business ventures of every nature and description, independently or with others. In connection with the foregoing, no Founder Party shall be required to provide any notice to, or receive any approval from, or effect any sharing with, any other Member or the Company. The legal doctrines of "corporate opportunity", "business opportunity" and similar doctrines shall not be applied to any such competitive venture or activity of any Founder Party.

6.7 <u>Confidentiality</u>. Each Equityholder and Manager agrees that it will not disclose without the prior written consent of the Company (other than, to the extent applicable, to such Person's or the Company's respective counsels) any Confidential Information to any Person other than officers, employees or managers of the Company or any Subsidiary who have reason to know such Confidential Information. Notwithstanding the foregoing, each Equityholder and Manager may disclose Confidential Information (a) to its agents, representatives and employees who need to be familiar with such Confidential Information in connection with such

Equityholder's investment in, or such Manager's management of, the Company and who are charged with an obligation of confidentiality no less protective than the provisions of this Section 6.7, (b) to its employer, partners or equityholders, as applicable, who are charged with an obligation of confidentiality no less protective than the provisions of this Section 6.7, (c) as may be required in respect of any summons or subpoena or in connection with any litigation, and (d) in order to comply with any law, order, regulation or ruling applicable to such Equityholder or Manager, including reporting obligations; provided, that, with respect to immediately preceding clauses (c) and (d), such Equityholder or Manager shall (i) only disclose Confidential Information to the extent reasonably necessary to comply with any such requirement, (ii) promptly (and in any event not less than five (5) business days prior to disclosure) inform the Company of such requirement, and (iii) cooperate with the Company in attempting to obtain a protective order or to otherwise restrict such disclosure. Each Equityholder and Manager understands that the restrictions set forth in this Section 6.7 will survive and continue to apply after this Agreement terminates for a period of five (5) years after such termination; provided, that, with respect to a trade secret, such restrictions shall not terminate for so long as it remains a trade secret. Each Equityholder and Manager acknowledges and agrees that the covenants under this Section 6.7 have a unique, very substantial and immeasurable value to the Company and its Subsidiaries, and that, as a result of the foregoing, in the event of any breach hereof monetary damages would be an insufficient remedy for the Company and its Subsidiaries and equitable enforcement of such covenant would be proper. Therefore, each Equityholder and Manager agrees that the Company and each of its Subsidiaries, in addition to any other remedies available to it, shall be entitled to preliminary and permanent injunctive relief against any breach or threatened breach of these covenants, without proving damages, the inadequacy of money damages, the likelihood of success on the merits or irreparable harm and without (to the extent permitted by law) the necessity of posting of a bond or other security. Notwithstanding the foregoing, nothing in this Section 6.7 shall in any way limit any confidentiality covenants entered into between any Equityholder or Manager, on the one hand, and the Company or any Subsidiary, on the other hand, on or after the Effective Date, or, in the case of a Manager, at any time.

6.8   No Effect Upon Lending Relationships. Notwithstanding anything contained in this Agreement to the contrary, nothing contained in this Agreement nor the fact that any Member is a Member or owns Units will affect, limit or impair the rights and remedies of any such Member or its Affiliates, funding or financing sources or any other lenders, if applicable, in their capacities as lenders to the Company or its subsidiaries pursuant to any agreement under which the Company or its Subsidiaries has or from time to time will have borrowed money. Without limiting the generality of the foregoing, none of such Members or any Affiliate thereof, in exercising its rights as a lender or other creditor, if applicable, including making its decision on whether to foreclose on any collateral security, will have any duty to consider (a) its status as a direct or indirect Member in the Company, (b) the interests of the Company or its Subsidiaries or Members or (c) any duty it may have to any other Member or the Company, except as may be required under the applicable loan documents or by commercial law applicable to creditors generally.

ARTICLE VII
BOOKS, RECORDS, ACCOUNTING AND REPORTS

7.1   Records and Accounting. The Company shall keep, and cause each Subsidiary to keep, or cause to be kept, complete and accurate books and records with respect to the Company's and each Subsidiary's business, finances, and operations, including all books and records necessary or appropriate to provide any information, lists and copies of documents required to be provided pursuant to Sections 7.2 and 7.3(a) or applicable laws. All matters concerning (a) the determination of the relative amount of allocations and distributions among the Unitholders pursuant to Article III, Article IV and Section 12.2, and (b) accounting procedures and determinations, and other determinations not specifically and expressly provided for by the terms of this Agreement, shall be determined by the Board, whose determination shall be final and conclusive as to all of the Unitholders absent manifest error.

7.2   Tax Reports. The Company shall use commercially reasonable efforts to deliver or cause to be delivered, within one hundred twenty (120) days after the end of each Fiscal Year, to each Person who was a Unitholder at any time during such Fiscal Year, all information necessary for the preparation of such Person's United States federal and state income tax returns.

7.3   Members' Rights to Records.

(a)   Each Member has the right, upon reasonable request, for purposes reasonably related to the interests of such a Member *qua* member, to each of the following:

(i)   A copy of the Certificate and all amendments thereto;

(ii)   Copies of the Company's federal, state and local income tax returns and reports, if any, for the three (3) most recent taxable years; and

(iii)   Copies of the year-end financial statements of the Company for the three (3) most recent Fiscal Years.

(b)   The above list constitutes the only Company records to which any Member *qua* member has a right to access, and each Member hereby waives, to the fullest extent permitted by applicable law, any rights to access other information concerning the Company, whether under Section 18-305 of the Delaware Act or otherwise.

ARTICLE VIII
TAX MATTERS

8.1   Preparation of Tax Returns. The Company shall arrange for the preparation and timely filing of all tax returns required to be filed by the Company.

8.2   Tax Elections. The Taxable Year shall be the Fiscal Year unless the Board shall determine otherwise and, in any event, shall be as permitted or required by the Code. The Board, or an executive officer of the Company designated by the Board, shall determine whether to make or revoke any available election pursuant to the Code. Each Unitholder will upon request supply any information necessary to give proper effect to such election. Sledge Street Holdings may engage the same accountant or accounting firm as the Company for tax matters so long as no conflict exists.

8.3   Tax Controversies.

(a)   Tax Matters Member. Any Member from time to time designated by the Board (with such Member's consent) shall be the "tax matters partner" as that term is defined in Section 6231(a)(7) of the Code prior to its amendment by the New Partnership Tax Audit Rules, and the "partnership representative" as that term is defined in the New Partnership Tax Audit Rules (the "Tax Matters Member"), which Tax Matters Member will initially be Sledge Street Holdings. Each Unitholder expressly consents to such designation and agrees that, upon the reasonable request of the Tax Matters Member, it will execute, acknowledge, deliver, file and record at the appropriate public offices such documents as may be necessary or appropriate to effect such consent. The Tax Matters Member shall have all of the powers and authority of a "partnership representative" under the Code. The Tax Matters Member shall represent the Company (at the Company's expense) in connection with all administrative or judicial proceedings by the U.S. Internal Revenue Service or any U.S. taxing authority involving any U.S. tax return of the Company, and may expend the Company's funds for professional services and costs associated therewith.

(b)   Tax Audit Procedures.

(i)   The Tax Matters Member shall (A) take any action on behalf of the Company that must or may be taken by it under the New Partnership Tax Audit Rules; (B) file any request for an administrative adjustment on behalf of the Company pursuant to the New Partnership Tax Audit Rules (including Section 6227 of the New Partnership Tax Audit Rules); (C) make any election or take any other action to exclude or exempt the Company from application of the New Partnership Tax Audit Rules (including an election pursuant to Section 6221(b) of the New Partnership Tax Audit Rules or otherwise); (D) make any election or take any other action to exclude or exempt the Company from liability with respect to any determination of any Governmental Entity under the New Partnership Tax Audit Rules (including electing the application of Section 6226(a) of the New Partnership Tax Audit Rules with respect to any partnership adjustment or imputed underpayment); (E) file any petition or take any similar action and conduct any administrative or judicial review or appeal with respect to any partnership adjustment or similar determination of any governmental authority with respect to any Tax (including filing a petition pursuant to Section 6234 of the New Partnership Tax Audit Rules); and (F) take any action to collect from any Member its liability for any imputed underpayment or similar liability for Tax under this Agreement or the New Partnership Tax Audit Rules (including Sections 6232 and 6233 of the New Partnership Tax Audit Rules). The Tax Matters Member is designated as the representative of the Company under Section 6223(a) of the New Partnership Tax Audit Rules.

(ii)   Each Unitholder shall, promptly upon request by the Tax Matters Member, provide to the Company duly completed and executed documentation and other documents, information and instruments required under any tax law or regulation applicable with respect to the Company or such Unitholder that the Tax Matters Member, in its good faith discretion, determines is necessary in order for the Company to (A) comply with the requirements imposed on the Company by any such tax law or regulation, or (B) avoid, mitigate, reduce or exempt the Company from the application of liability or other obligation under, or to enable the Company to elect not to have apply to it, any documentation, information collection, reporting, payment or withholding liability or obligation imposed on the Company by any such tax law or regulation. In the case of a Unitholder that is (or becomes) treated as a partnership, S corporation, trust or other fiscally transparent Entity or that is (or becomes) treated as an intermediary with respect to direct or indirect holders of interests in such Unitholder for purposes of any such tax law or regulation, the obligation of such Unitholder under the immediately preceding sentence shall include providing such documentation and other documents, information and instruments with respect to the direct or indirect holders of interests in such Unitholder.

(iii)   Notwithstanding anything in this Agreement to the contrary, each Unitholder shall be liable for and, promptly upon demand by the Tax Matters Member, pay to the Company such Unitholder's share of any imputed underpayment of Tax imposed on Unitholders in their capacities as such and any interest and penalties relating thereto imposed on the Company as a result of any partnership adjustment or other proceeding with substantially similar effect under the New Partnership Tax Audit Rules. For avoidance of doubt, the immediately preceding sentence applies only to U.S. federal income taxes and related interest and penalties imposed under the New Partnership Tax Audit Rules and state and local income taxes and related interest and penalties imposed under state and local tax laws or regulations that conform to or operate in substantially the same manner as the New Partnership Tax Audit Rules with respect to any imputed underpayment and related interest and penalties. The liability and obligation of a Unitholder under this Section 8.3(b)(iii) shall survive any sale, exchange, liquidation, retirement or other disposition of such Unitholder's interest in the Company.

(c)   Expenses; Indemnification. Promptly following the written request of the Tax Matters Member, the Company shall, to the fullest extent permitted by law, reimburse and indemnify the Tax Matters Member for all reasonable expenses, including reasonable legal and accounting fees, claims, liabilities, losses and damages incurred by the Tax Matters Member in connection with any administrative or judicial proceeding (i) with respect to the tax liability of the Company and/or (ii) with respect to the tax liability of the Unitholders in connection with the operations of the Company. The provisions of this Section 8.3 shall survive the dissolution of the Company, the resignation or removal of the Tax Matters Member, or the termination of any Unitholder's interest in the Company and shall remain binding on the Unitholders for as long a period of time as is necessary to resolve with the Internal Revenue Service (or similar state or local Governmental Entity) any and all matters regarding the taxation of the Company or the Unitholders.

ARTICLE IX
TRANSFER OF EQUITY SECURITIES

9.1   Required Consent. No Unitholder may Transfer (or offer or agree to Transfer) all or any part of any interest in any Equity Securities except in compliance with this Article IX and any other agreement binding upon such Unitholder which restricts the Transfer of such Equity Securities (including any Equity Agreement). No Unitholder may (directly or indirectly through a Transfer of such Unitholder's equity interests) Transfer (or offer or agree to Transfer) all or any part of any interest in any Equity Securities except (a) with the prior written consent of the Board, which consent may be withheld in its sole discretion; (b) subject to the other provisions of this Agreement, including the Approved Exit provisions in Section 9.2, or any applicable Equity Agreement; (c) pursuant to any forfeiture or repurchase provisions set forth in any applicable Equity Agreement; or (d) to such Unitholder's Permitted Transferees; provided, however, that (i) if a Unitholder Transfers any interests in any Units to a Permitted Transferee and such Transferee ceases to be a Permitted Transferee of such Unitholder, then such Transferee shall, upon ceasing to be a Permitted Transferee, Transfer such interest back to the Unitholder making such initial Transfer, and (ii) each holder of Incentive Units must retain voting control of any Equity Securities following the Transfer thereof to its Permitted Transferee. If the Board provides written consent to a Transfer under clause (a) of this Section 9.1, then such Transfer shall be subject to the other provisions of this Article IX. If, at the time of a proposed Transfer of Equity Securities, property other than cash, cash equivalents or Marketable Securities has been distributed or paid, such property is subject to contingencies or restrictions that affect its Fair Market Value and such property is not considered a Class A Unit Cash Outflow, then the transferring Unitholder shall ensure that the Transferee shall accept such Transferred Equity Securities subject to all of the provisions of this Agreement, including the provisions of Section 9.2(f) (and take all such further action as may be advisable in connection therewith).

9.2   Approved Exit; Forced Sale Obligations; Drag Along Obligations.

(a)   Approved Exit in General. Each Unitholder hereby agrees that, if the Board approves a Sale of the Company or a Public Offering (each, an "Approved Exit"), then, subject to Section 9.2(g), each Member and each direct and indirect Unitholder shall be deemed to have voted for and provided any applicable consent to (and, if requested, to confirm such consent, whether at a meeting of Unitholders or in writing), and, in any event, each Unitholder agrees to fully and promptly cooperate with the Dragging Party and not raise any objection against, and not otherwise impede or delay, such Approved Exit. Without limiting the generality of the foregoing, the Company and each Unitholder shall cooperate and take all necessary or desirable actions in connection with the consummation of the Approved Exit as reasonably requested by the Dragging Party, including hiring an investment banker and other advisors. Notwithstanding anything to the contrary herein, no Founder Party shall be required to agree to any non-competition, non-solicitation or similar provisions.

(b)   Approved Exit Procedures.

(i)   If any Approved Exit is structured as a (A) merger or consolidation, then each Unitholder shall approve the merger or consolidation and waive any dissenters rights, appraisal rights or similar rights in connection with such merger or consolidation; provided, that such Approved Exit does not require (other than as described in Section 9.2(d)) a Unitholder to pay any out of pocket fees or expenses, or (B) sale of Units, then each Unitholder shall agree to sell, and shall sell, all of its Units and rights to acquire Units on the terms and conditions approved by the Dragging Party.

(ii)   If the Approved Exit is in the form of a Public Offering, then the Unitholders shall take all such action as may be reasonably requested by the Dragging Party to effect the foregoing, including any restructuring, conversion into a C-corporation, creation of a public offering Entity, exchange of Units for other Equity Securities, etc.

(c)   Application of Proceeds upon Sale of Company. In addition to the other provisions of this Agreement, a Sale of the Company (including a Sale of the Company that is structured as a sale of substantially all of the assets of the Company) shall be subject to the provisions of this Section 9.2(c). All proceeds from any Sale of the Company received by the Unitholders shall be allocated among the Unitholders based upon the classes of Units included in such Sale of the Company as if the proceeds from such Sale of the Company were paid pursuant to Section 4.1(b) (taking into account Tax Distributions treated as advances under Section 4.1(a)) in connection with a Distribution and the Units of the Unitholders included in such Sale of the Company were the only outstanding Units of the Company at the time of such Distribution; provided, however, that (i) *bona fide* payments to a Unitholder for services to be rendered post-closing on an arms-length basis at compensation levels consistent with current compensation to such Unitholder and for periods of service not to exceed thirty-six (36) months may be excluded from such Distribution of proceeds; provided, further, that clause (i) shall exclude consulting payments and non-compete payments; and (ii) fees and compensation that are payable on or prior to the consummation of such Sale of the Company may be paid to the intended beneficiary if such amounts are owed pursuant to contractual obligations that were entered into prior to commencement of discussions with respect to such Sale of the Company. In connection with any Approved Exit, notwithstanding anything to the contrary contained herein (but subject to the last sentence of Section 9.2(d)), in the Dragging Party's reasonable discretion, the proceeds with respect to any Approved Exit may be withheld from any Unitholder pending the execution of the agreements as may be necessary or advisable to effect such Unitholder's obligations under this Section 9.2 or posting of such Unitholder's share (on a Pro Rata Basis) of any security as the Dragging Party deems necessary to cover any purchase price adjustments, indemnification or such other obligations of the Company or a Unitholder as set forth in Sections 9.2(b) and 9.2(d).

(d)   Indemnification; Expenses. Notwithstanding anything herein to the contrary, each Unitholder shall be obligated to bear, on a Pro Rata Basis, such Unitholder's share (and not jointly and severally) of any indemnification obligation that the Dragging Party agrees to provide in connection with any Approved Exit (other than any such obligations that relate particularly to a specific Unitholder, such as indemnification with respect to representations and warranties given by a Unitholder regarding such Unitholder's title to and ownership of Units); provided, that unless a prospective Transferee permits a Unitholder to give a guarantee, letter of credit or other mechanism (which shall be dealt with on an individual basis), any escrow of proceeds from any such transaction shall be withheld in accordance with each Unitholder's Pro Rata Basis. Each Unitholder shall pay its share, on a Pro Rata Basis, of the Third Party expenses incurred by the Company or the Dragging Party pursuant to an Approved Exit to the extent such expenses are incurred for the benefit of all Unitholders, it being presumed that expenses incurred by the Company or the Dragging Party in connection with an Approved Exit are for the benefit of all Unitholders. Expenses incurred by any Unitholder on its own behalf (including the fees and disbursements of counsel, advisors and other Persons retained by such holder in connection with the Approved Exit) shall not be considered costs incurred for the benefit of all Unitholders and, to the extent not paid by the Company, shall be the responsibility of such Unitholder. Each Unitholder shall enter into any other agreement which the Dragging Party approves reasonably in connection with an Approved Exit. Without limiting the immediately prior sentence, each Unitholder shall enter into any indemnification, contribution or unitholder representative agreement requested by the Dragging Party in compliance with this Section 9.2(d).

(e) <u>No Grant of Dissenters Rights or Appraisal Rights</u>. In no manner shall this <u>Section 9.2</u> be construed to grant to any Member or Unitholder any dissenters rights or appraisal rights or give any Member or Unitholder any right to vote in any transaction structured as a merger, consolidation, sale of all or substantially all of the Company's assets, or otherwise (it being understood that the Members hereby expressly waive any rights under Section 18-210 of the Delaware Act (entitled "Contractual Appraisal Rights") and hereby grant to the Dragging Party the sole right to approve or consent to a merger or consolidation of the Company without approval or consent of the Members or the Unitholders).

(f) <u>Special Reallocations</u>. Notwithstanding anything to the contrary herein, each Unitholder agrees, even if such Unitholder no longer holds any Units, that if the Dragging Party determines in good faith that a reallocation of any Distribution under <u>Section 4.1</u> or net proceeds under this <u>Section 9.2</u> is necessary to effect the applicable distribution provisions of this Agreement, then such Unitholder shall refund to the Company (or, as appropriate, the Dragging Party or its appointed representative on behalf of and for the benefit of the Company) the amount of any such Distribution or net proceeds received by such Unitholder in accordance with this Agreement to the extent such Distribution or net proceeds is determined to exceed the amount to which such Unitholder is entitled. In connection with such reallocation and corresponding adjustments, the Dragging Party or its appointed representative shall distribute any refunded excess to each Unitholder which received less than it was entitled to receive in accordance with such applicable distribution provisions of this Agreement, taking into account in determining such refund and reallocation all corresponding adjustments of Tax Distributions, Pro Rata Basis (for purposes of allocation of expenses and indemnification obligations and other items), Tax allocations and other allocations and apportionments. The obligations of the Unitholders set forth in this <u>Section 9.2(f)</u> shall survive until the consummation of a Sale of the Company; <u>provided</u>, that (i) solely with respect to any reallocation and adjustments as a result of Distributions or net proceeds that were not originally recognized as Class A Unit Cash Outflows later being recognized as Class A Unit Cash Outflows, such obligation shall survive until the earlier of (A) the fifth (5th) anniversary of a Sale of the Company (at which time the Dragging Party or its representative, as applicable, shall determine the Fair Market Value of any property not included in Class A Unit Cash Outflows) and (B) the date on which all such Distributions or net proceeds are recognized as Class A Unit Cash Outflows, and (ii) solely with respect to any reallocation and adjustments in connection with any indemnity under <u>Section 9.2(d)</u>, such obligation shall survive until the earlier of (A) the fifth (5th) anniversary of a Sale of the Company, and (B) the date the statute of limitations or any other applicable survival limitation has expired with respect to such indemnity.

(g) <u>Proportionate Treatment of Unitholders</u>. Notwithstanding anything to the contrary in this Agreement, each Unitholder's obligations under this <u>Section 9.2</u> are conditioned on, and subject to, the following:

(i) Except as set forth in <u>Section 9.2(b)(i)</u>: (A) no Unitholder shall be disproportionately treated in any material and negative respect in connection with any such Approved Exit; it being understood that different treatment between classes of Units due to differences in the rights of each class of Units set forth herein shall not be deemed disproportionate; and (B) no Unitholder shall be required to make, undertake or give such representations, warranties, obligations, undertaking or indemnities in favor of the direct or indirect acquiror in the Approved Exit that are not given by the other Unitholders other than such obligations that relate specifically to a particular Unitholder, such as indemnification with respect to representations and warranties given regarding, authority, organization, conflicts and title to Units; and

(ii)   Each Unitholder shall receive (or have the option to receive) the same form and mix of consideration and the same per Unit amount of consideration (taking into account the Distribution priorities and thresholds set forth in Section 4.1(b)) upon the consummation of such Approved Exit; provided, that if the holders of Voting Units receive only cash in a Sale of the Company and any holder of Incentive Units receives securities (on a tax-deferred basis) in lieu of or in addition to cash consideration in such Sale of the Company (*i.e.*, a rollover transaction), then such rollover securities shall be deemed to be the same form of consideration as the consideration the holders of other Units receive so long as such rollover securities are received on a tax-deferred basis and are of substantially equivalent value on a per Unit basis (taking into account the Distribution priorities and thresholds set forth in Section 4.1(b)) as the cash consideration paid to the holders of such other Units.

9.3   Right of First Refusal.

(a)   Sale Notice. Except for Transfers to Permitted Transferees or a Transfer by a Tagging Party (but not a Tagged Party) pursuant to Section 9.4, a holder seeking to effect a Transfer of any Equity Securities (such holder, a "Selling Holder", such proposed Transfer, a "Proposed Transfer", and such Equity Securities subject to such Proposed Transfer, the "Offered Securities") shall first give to the Company a written notice signed by the Selling Holder (a "ROFR Sale Notice") stating (i) the Selling Holder's *bona fide* intention to Transfer such Offered Securities; (ii) the number and class of Offered Securities; (iii) the name, address and relationship, if any, to the Selling Holder of each proposed purchaser or other transferee (indicating if any proposed purchaser or transferee is a Related Person) (collectively, the "Proposed Transferee"); and (iv) the *bona fide* cash price or, in reasonable detail, other consideration, per Equity Security for which the Selling Holder proposes to Transfer such Offered Securities (the "Offered Price"). Upon the written request of the Company, the Selling Holder shall promptly (and in any event within five (5) business days) furnish such additional information to the Company as may be reasonably requested regarding the Proposed Transfer or the Proposed Transferee. For the avoidance of doubt, a Proposed Transfer shall only be permitted with the prior written consent of the Board, which may be withheld in its discretion.

(b)   Company's Right of First Refusal. With respect to any Proposed Transfer by a Selling Holder, the Company shall have the right, but not the obligation, to purchase the Offered Securities in accordance with this Section 9.3 (the "Right of First Refusal").

(c)   Exercise of the Right of First Refusal. If the Company desires to purchase some or all of the Offered Securities, then the Company must, within forty-five (45) days after its receipt of the ROFR Sale Notice (the "Offeree Refusal Period"), give written notice to the Selling Holder of the Company's election to purchase a specified portion of such Offered Securities (the "Election Notice"); provided, that the Offeree Refusal Period shall be extended for each day that the Selling Holder is in breach of its obligation to furnish additional information to the Company pursuant to Section 9.3(a). The Right of First Refusal shall automatically expire at the end of the Offeree Refusal Period unless exercised prior the end of the Offeree Refusal Period.

(d) <u>Purchase Price</u>. The purchase price for the Offered Securities to be purchased by the Company under this <u>Section 9.3</u> shall be the Offered Price, but shall be payable as set forth in <u>Section 9.3(e)</u>. If the Offered Price includes consideration other than cash, then the cash equivalent value of the non-cash consideration will be determined by the Board in good faith, which determination will be binding upon the Company and the selling Unitholder absent fraud or manifest error; <u>provided</u>, that any notes included in the consideration shall be valued at the net present value thereof (applying a ten percent (10%) discount rate), and the value of any publicly-traded securities with an active trading market (as determined by the Board) included in the consideration shall be the average market closing price thereof over the thirty (30) trading days immediately preceding the Monday before the date of the Company's receipt of the ROFR Sale Notice.

(e) <u>Payment</u>. Payment of the purchase price for the Offered Securities purchased by the Company shall be made within twenty (20) days after the Election Notice. Payment of the purchase price shall be made by the Company in cash or by wire transfer of immediately available funds, or in such other form or forms as are reasonably acceptable to the Selling Holder.

(f) <u>Rights as a Unitholder</u>. Upon the consummation of the purchase of any portion of a Selling Holder's Offered Securities pursuant to the Right of First Refusal, the Selling Holder shall have no further rights in the Offered Securities so purchased except the right to receive payment for such Offered Securities from the Company in accordance with the terms of this Agreement, and the Selling Holder shall forthwith cause all certificates evidencing such Offered Securities to be surrendered to the Company.

(g) <u>Selling Holder's Right to Transfer</u>. If the Company elects to purchase only a portion of the Offered Securities or declines to exercise the Right of First Refusal, then, subject to the tag-along rights set forth in <u>Section 9.4</u>, the Selling Holder may Transfer the Offered Securities not elected to be purchased by the Company to the Proposed Transferee at the Offered Price; <u>provided</u>, that such Transfer (i) is on the same terms and conditions as those described in the ROFR Sale Notice, (ii) is consummated within ninety (90) days after the date of the expiration of the Offeree Refusal Period, and (iii) is in accordance with all of the terms of this Agreement. If such Offered Securities are not so Transferred during such ninety (90)-day period, then the Selling Holder may not Transfer any of such Offered Securities without again complying in full with the provisions of this Agreement.

9.4 <u>Tag-Along Rights</u>.

(a) <u>Participation</u>. If, at any time, any Unitholder (the "<u>Tagged Party</u>") proposes to sell Units constituting more than fifty percent (50%) of the total number of Units then held by such Unitholder to a Third Party (for the avoidance of doubt, such proposed sale shall only be permitted if permitted under <u>Section 9.1</u>) and such sale is not subject to the drag-along obligations set forth in <u>Section 9.2</u>, then each other Unitholder (each, a "<u>Tagging Party</u>") shall have the right to participate in such sale (a "<u>Tag-Along Sale</u>") on the terms and conditions set forth in this <u>Section 9.4</u>.

(b)   Sale Notice.   Prior to the consummation of a sale described in Section 9.4(a), the Tagged Party shall deliver to the Company and each other Unitholder a written notice (a "Tag-Along Sale Notice") of the proposed sale subject to this Section 9.4 at least ten (10) days prior to the closing of the Tag-Along Sale. The Tag-Along Sale Notice shall make reference to the Tagging Party's rights hereunder and shall describe in reasonable detail:

(i)   The number of each class of Units to be sold by the Tagged Party;

(ii)   The name of the Transferee;

(iii)   The purchase price and the other material terms and conditions of the sale, including a description of any non-cash consideration in sufficient detail to permit the valuation thereof;

(iv)   The proposed date, time and location of the closing of the sale; and

(v)   A copy of any forms of agreements proposed to be executed in connection therewith.

(c)   Units to be Sold.

(i)   Each Tagging Party shall exercise its right to participate in the Tag-Along Sale by delivering to the Tagged Party a written notice (a "Tag-Along Notice") stating its election to do so and specifying the number of Voting Units to be sold by it no later than ten (10) days after receipt of the Tag-Along Sale Notice (the "Tag-Along Period"). The offer of each Tagging Party set forth in a Tag-Along Notice shall be irrevocable, and, to the extent such offer is accepted, such Tagging Party shall be bound and obligated to sell in the proposed sale on the terms and conditions set forth in this Section 9.4. Each Tagging Party shall have the right to sell in a sale subject to this Section 9.4 the number of Voting Units equal to the product obtained by multiplying (x) the number of Voting Units held by the Tagging Party by (y) a fraction (A) the numerator of which is equal to the number of Voting Units the Tagged Party proposes to sell to the Transferee, and (B) the denominator of which is equal to the aggregate number of Voting Units then owned by such Tagged Party.

(ii)   The Tagged Party shall use commercially reasonable efforts to include in the proposed sale to the Transferee all of the Voting Units that the Tagging Parties have requested to have included pursuant to the applicable Tag-Along Notices, it being understood that the Transferee shall not be required to purchase Voting Units in excess of the number set forth in the Tag-Along Sale Notice. In the event that the Transferee elects to purchase less than all of the Voting Units sought to be sold by the Tagging Parties, the number of Voting Units to be sold to the Transferee by the Tagged Party and each Tagging Party shall be proportionally reduced and each of them shall be entitled to sell its pro rata portion of the number of Voting Units the Transferee elects to purchase.

(iii)   Each Tagging Party that does not deliver a Tag-Along Notice in compliance with Section 9.4(b)(i) shall be deemed to have waived all of such Tagging Party's rights to participate in such Tag-Along Sale, and the Tagged Party shall (subject to the rights of any participating Tagging Party) thereafter be free to sell to the Transferee the Tagged Party's

Voting Units at a per Unit price that is no greater than the per Unit price set forth in the Tag-Along Sale Notice and on other terms and conditions which are not materially more favorable to the Tagged Party than those set forth in the Tag-Along Sale Notice, without any further obligation to the non-accepting Tagging Parties.

(d) <u>Consideration</u>. The proceeds from a sale pursuant to this <u>Section 9.4</u> received by the Tagged Party shall be allocated among the Unitholders participating in such sale based upon the classes of Units included in such sale as if the proceeds from such sale were paid pursuant to <u>Section 4.1(b)</u> (taking into account Tax Distributions treated as advances under <u>Section 4.1(a)</u>) in connection with a Distribution and the Units of the Unitholders included in such sale were the only outstanding Units of the Company at the time of such Distribution; <u>provided</u>, <u>however</u>, that (i) *bona fide* payments to a Unitholder for services to be rendered post-closing on an arms-length basis at compensation levels consistent with current compensation to such Unitholder and for periods of service not to exceed twenty-four (24) months may be excluded from such Distribution of proceeds; <u>provided</u>, <u>further</u>, that clause <u>(i)</u> shall exclude consulting payments and non-compete payments; and (ii) fees and compensation that are payable on or prior to the consummation of such Tag-Along Sale may be paid to the intended beneficiary if such amounts are owed pursuant to contractual obligations that were entered into prior to commencement of discussions with respect to such Tag-Along Sale.

(e) <u>Conditions of Sale</u>. Each Tagging Party shall make or provide the same representations, warranties, covenants, indemnities and agreements as the Tagged Party makes or provides in connection with the Tag-Along Sale (except that in the case of representations, warranties, covenants, indemnities and agreements pertaining specifically to the Tagged Party, the Tagging Party shall make the comparable representations, warranties, covenants, indemnities and agreements pertaining specifically to itself).

(f) <u>Expenses</u>. The reasonable fees and expenses of the Tagged Party incurred in connection with a sale under this <u>Section 9.4</u> and for the benefit of all Unitholders participating therein (it being understood that costs incurred by or on behalf of the Tagged Party for its sole benefit shall not be considered to be for the benefit of all such Unitholders), to the extent not paid or reimbursed by the Company or the Transferee, shall be shared by all such Unitholders on a Pro Rata Basis; <u>provided</u>, that no Unitholder shall be obligated to make any out-of-pocket expenditure prior to the consummation of the transactions contemplated by this <u>Section 9.4</u>.

(g) <u>Cooperation</u>. Each participating Unitholder shall promptly take all actions as may be reasonably necessary to consummate the Tag-Along Sale, including entering into agreements and delivering certificates and instruments, in each case, consistent with the agreements being entered into and the certificates being delivered by the Tagged Party; <u>provided</u>, that no such Unitholder shall be required to make, undertake or give any representations, warranties, obligations, undertaking or indemnities in favor of the Transferee of the Tag-Along Sale that are not given by the other participating Unitholders other than such obligations that relate particularly to such Unitholder, such as indemnification with respect to representations and warranties given regarding, authority, organization, conflicts and title to Units.

(h)   Deadline for Completion of Sale. The Tagged Party shall have ninety (90) days (or such reasonably longer time, not to exceed one hundred and twenty (120) days, to the extent reasonably necessary to obtain any regulatory approvals) following the expiration of the Tag-Along Period in which to sell the Voting Units described in the Tag-Along Sale Notice, on terms not more favorable to the Tagged Party than those set forth in the Tag-Along Sale Notice. If at the end of such period the Tagged Party has not completed such sale, then the Tagged Party may not then effect a sale of Voting Units subject to this Section 9.4 without again fully complying with the provisions of this Section 9.4.

9.5   Effect of Assignment.

(a)   Termination of Rights. Any Member who assigns any Units or other interest in the Company shall cease to be a Member with respect to such Units or other interest and shall no longer have any rights or privileges of a Member with respect to such Units or other interest, except as provided in Section 9.1.

(b)   Deemed Agreement. Any Person who acquires in any manner whatsoever any Equity Securities, irrespective of whether such Person has accepted and adopted in writing the terms and provisions of this Agreement, shall be deemed by the acceptance of the benefits of the acquisition thereof to have agreed to be subject to and bound by all of the terms and conditions of this Agreement that any predecessor in such Units or other interest in the Company of such Person was subject to or by which such predecessor was bound.

9.6   Additional Restrictions on Transfer.

(a)   Execution of Counterpart. Except in connection with an Approved Exit, each Transferee of Equity Securities shall, as a condition prior to such Transfer, execute and deliver to the Company a counterpart or an acceptable joinder to this Agreement pursuant to which such Transferee shall agree to be bound by the provisions of this Agreement.

(b)   Notice. In connection with the Transfer of any Equity Securities, the holder of such Equity Securities will deliver written notice to the Company describing in reasonable detail the Transfer or proposed Transfer.

(c)   Legal Opinion. Except in connection with Transfers to Permitted Transferees or in an Approved Exit or Tag-Along Sale no Transfer of Equity Securities may be made unless in the opinion of counsel, reasonably satisfactory in form and substance to the Board (which opinion may be waived by the Board), such Transfer would not violate any federal securities laws or any state or provincial securities or "blue sky" laws (including any investor suitability standards) applicable to the Company or the Equity Securities to be Transferred, or cause the Company to be required to register as an "investment company" under the Investment Company Act. Such opinion of counsel shall be delivered in writing to the Company prior to the date of the Transfer.

(d)   Code Section 7704 Safe Harbor. In order to permit the Company to qualify for the benefit of a "safe harbor" under Code Section 7704, notwithstanding anything herein to the contrary, no Transfer of any Unit or economic interest (within the meaning of Treasury Regulation Section 1.7704-1(d)) shall be permitted or recognized by the Company or the Board if and to the extent that such Transfer would cause the Company to have more than 100 partners (within the meaning of Treasury Regulation Section 1.7704-1(h), including the look-through rule in Treasury Regulation Section 1.7704-1(h)(3)).

9.7 <u>Legend</u>. In the event that Certificated Units are issued, such Certificated Units will bear the following legend:

"THE UNITS REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "<u>ACT</u>"), OR APPLICABLE STATE SECURITIES LAWS ("<u>STATE ACTS</u>") AND MAY NOT BE SOLD, ASSIGNED, PLEDGED, TRANSFERRED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR STATE ACTS OR AN EXEMPTION FROM REGISTRATION THEREUNDER.

"THE TRANSFER OF THE UNITS REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO THE RESTRICTIONS AND CONDITIONS SPECIFIED IN THAT CERTAIN LIMITED LIABILITY COMPANY AGREEMENT, DATED AS OF MAY 24, 2018, AS AMENDED AND MODIFIED FROM TIME TO TIME, GOVERNING THE ISSUER (THE "<u>COMPANY</u>"), AND BY AND AMONG ITS MEMBERS (THE "<u>LLC AGREEMENT</u>"). THE UNITS REPRESENTED BY THIS CERTIFICATE MAY ALSO BE SUBJECT TO ADDITIONAL TRANSFER RESTRICTIONS, CERTAIN VESTING PROVISIONS, REPURCHASE OPTIONS, OFFSET RIGHTS, PROCEEDS SHARING AND FORFEITURE PROVISIONS SET FORTH IN THE LLC AGREEMENT AND/OR A SEPARATE AGREEMENT WITH THE INITIAL HOLDER. A COPY OF SUCH RESTRICTIONS, OPTIONS, RIGHTS AND OTHER PROVISIONS SHALL BE FURNISHED BY THE COMPANY TO THE HOLDER HEREOF UPON WRITTEN REQUEST AND WITHOUT CHARGE".

If a Unitholder holding Certificated Units delivers to the Company an opinion of counsel, satisfactory in form and substance to the Board (which opinion may be waived by the Board), that no subsequent Transfer of such Units will require registration under the Securities Act, the Company will promptly upon such contemplated Transfer deliver new Certificated Units which do not bear the portion of the restrictive legend relating to the Securities Act set forth in this <u>Section 9.7</u>.

9.8 <u>Transfer Fees and Expenses</u>. Except as provided in <u>Section 9.2</u>, the Transferor and Transferee of any Equity Securities shall be jointly and severally obligated to reimburse the Company for all reasonable expenses (including attorneys' fees and expenses and transfer taxes) of any Transfer or proposed Transfer, whether or not consummated.

9.9 <u>Void Transfers</u>. Any Transfer by any Equityholder or Permitted Transferee of any Equity Securities in contravention of this Agreement (including the failure of the Transferee to execute a counterpart or acceptable joinder to this Agreement) or any applicable Equity Agreement or which would cause the Company to not be treated as a partnership for U.S. federal income tax purposes shall be null and void *ab initio* and shall not bind or be recognized by the

Company or any party hereto. Without limiting the generality of the immediately preceding sentence, no purported Transferee shall have any right to any gross items of income, gain, deduction or loss or Distributions of the Company, any right to information, or any voting rights.

9.10 <u>Vesting, Forfeiture and Repurchase of Units</u>. Notwithstanding anything to the contrary set forth in this Agreement, Units may be subject to vesting, forfeiture or repurchase as set forth in any applicable Equity Agreement.

9.11 <u>Conversion to Corporate Form; Certain Restructuring Transactions</u>.

(a) <u>Public Offering Approval</u>. If the Board approves an initial Public Offering with respect to the Company or any of its Subsidiaries, or otherwise approves the conversion of the Company from a limited liability company to a corporation or other limited liability Entity or a recapitalization, reorganization or restructuring of the equity of the Company (whether or not in connection with an initial Public Offering, and including creating a limited liability parent of the Company), then each Unitholder (and each Person that retains voting control of any Units Transferred to a Permitted Transferee) hereby consents to such Public Offering, conversion or restructuring and shall vote for (to the extent it has any voting rights) and raise no objections against such Public Offering, conversion or restructuring, and each Unitholder shall take all reasonable actions in connection with the consummation of such Public Offering, conversion or restructuring, as determined by the Board.

(b) <u>Required Actions</u>. Subject to <u>Section 9.2</u>, the Company shall, at the request of the Board, effect a conversion to corporate or other limited liability form or other restructuring, reorganization or restructuring (including in connection with an Offering Event and including creating a limited liability parent of the Company) and, in connection therewith, the Members and the Unitholders shall, at the request and under the direction of the Board, take all actions necessary or desirable to effect such conversion or restructuring (including whether by conversion to a subchapter C corporation, merger or consolidation into any Entity, recapitalization or otherwise), giving effect to the same economic and corporate governance provisions contained herein after taking into consideration the structure of the Company and its Subsidiaries and their respective securities (a "<u>Restructuring</u>"). In connection with a Restructuring, (i) the Board will determine in good faith the Fair Market Value of the Company and its Subsidiaries, (ii) each holder of Class A Units will be entitled to receive an amount of common stock and preferred stock of the corporate successor in a manner which would cause the rights and preferences of the Class A Units to be preserved as nearly as possible under such new structure, (iii) each holder of Class B Units will be entitled to receive an amount of common stock of the corporate successor in a manner which would cause the rights and preferences of the Class B Units to be preserved as nearly as possible under such new structure; and (iv) each holder of vested Incentive Units will be entitled to receive a percentage of the shares of non-voting common stock of the corporate or limited liability successor outstanding immediately following the Restructuring equal to the percentage that such Unitholder would have received of the total amount distributed to all holders of Voting Units based upon the Fair Market Value thereof, as determined by the Board, had the Company liquidated and distributed such common stock in accordance with <u>Article XII</u> on the day of the Restructuring (after giving effect to any payments as a result of the redemption (if any) of any Units) and, unless otherwise determined by the Board (which determination may be made on a case-by-case basis), all unvested Incentive

Units will be cancelled without consideration. In the event that a Restructuring is made in connection with a Public Offering or other liquidity event, then the "day of the Restructuring" (and the date of determination of Fair Market Value) for purposes of this Section 9.11 shall be that date on which such Public Offering or other liquidity event is consummated. Each Unitholder hereby consents to such Restructuring and agrees that it will, in connection with such Restructuring, consent to and raise no objections against the Restructuring. In connection with such Restructuring, each Unitholder hereby agrees to enter into (I) a securityholders agreement with the corporate or limited liability successor and each other Unitholder which contains restrictions on the Transfer of such capital stock and other provisions (including with respect to the governance and control of such corporate or limited liability successor) in form and substance similar to the provisions and restrictions set forth herein (including in Article IX) and (II) an agreement with the corporate or limited liability successor providing for, among other things, the continued vesting of, and repurchase rights respecting, any capital stock issued in respect of any unvested Incentive Units which the Board determines may participate in the Restructuring, which shall be in form and substance similar to the provisions and restrictions with respect to vesting and repurchase rights set forth herein and in any Equity Agreement.

(c)   Taxes. In the event of any Restructuring, the Company and the Board will use their commercially reasonable efforts to effect such Restructuring such that no Taxes are payable by the Members as a result thereof. If such Restructuring cannot be so effected without Taxes payable by the Members, then the Company will make Tax Distributions as set forth in and computed under Section 4.1(a) to its Members in order for the Members to pay any such Taxes attributable to such Restructuring.

9.12   Holdback Agreement. In addition to the foregoing, no Unitholder shall effect any public sale or distribution of any Units or of any capital stock or equity securities of the Company or any Subsidiary or any successor thereto, or any securities convertible into or exchangeable or exercisable for such Units, stock or securities, during the seven (7) days prior to the effective date of any underwritten Public Offering. Further, unless a shorter period is otherwise determined by the underwriters in such offering in their sole discretion, no Unitholder shall effect any such public sale or distribution during the 180-day period (or, in the case of Unitholders that are employed by the Company at such time, the twelve-month period), beginning on the effective date of any underwritten Public Offering, except as part of such underwritten Public Offering or unless otherwise permitted by the Company.

ARTICLE X
ADMISSION OF MEMBERS

10.1   Substituted Members. In connection with the Transfer of Units of a Unitholder permitted under the terms of this Agreement, the Equity Agreements (if applicable), and the other agreements contemplated hereby and thereby, the Transferee shall become a Substituted Member on the later of (a) the effective date of such Transfer, and (b) the date on which the Board approves such Transferee as a Substituted Member, and such admission shall be shown on the books and records of the Company; provided, however, that, in connection with the Transfer of Units pursuant to a permitted Transfer, the Transferee shall become a Substituted Member on the effective date of such Transfer.

10.2   Additional Members.   A Person may be admitted to the Company as an Additional Member only as contemplated under Section 3.1 and only upon furnishing to the Company (a) a counterpart or acceptable joinder to this Agreement, in form satisfactory to the Board, agreeing to be bound by all the terms and conditions of this Agreement, including the power of attorney granted in Section 14.1, and (b) such other documents or instruments as may be deemed necessary or appropriate by the Board to effect such Person's admission as a Member. Such admission shall become effective on the date on which the Board determines that such conditions have been satisfied and when any such admission is shown on the books and records of the Company.

ARTICLE XI
WITHDRAWAL, RESIGNATION AND CESSATION OF MEMBERS

11.1   Withdrawal and Resignation of Members.   No Member shall have the power or right to withdraw or otherwise resign from the Company prior to the dissolution and winding up of the Company pursuant to Article XII, except (a) with the prior written consent of the Board, or (b) as otherwise expressly permitted by this Agreement or any of the other agreements contemplated hereby.   Upon the occurrence of any Event of Withdrawal with respect to any Member, such Member shall (subject to the provisions of Section 9.6) cease to be a Member. Notwithstanding that payment on account of a resignation may be made after the effective time of an Event of Withdrawal, such Member will not be considered a Member for any purpose after such effective time.

ARTICLE XII
DISSOLUTION AND LIQUIDATION

12.1   Dissolution.   The Company shall not be dissolved by the admission of Additional Members or Substituted Members, or by an Event of Withdrawal in respect of any Members. The Company shall dissolve, and its affairs shall be wound up upon the first of the following to occur:

(a)   Board approval of dissolution; or

(b)   The entry of a decree of judicial dissolution of the Company under Section 35-5 of the Delaware Act or an administrative dissolution under Section 18-802 of the Delaware Act.

Except as otherwise set forth in this Article XII, the Company is intended to have perpetual existence.

12.2   Liquidation and Termination.   On the dissolution of the Company, the Board shall act as liquidator or may appoint one or more representatives, Members, Managers or other Persons as liquidator(s).   The liquidators shall proceed diligently to wind up the affairs of the Company and make final distributions as provided herein and in accordance with the Delaware Act (including in a manner that avoids the imposition of personal liability upon any Unitholder or Manager or any Company or Subsidiary officer pursuant to such requirements).   The costs of liquidation shall be borne as a Company expense. Until final distribution, the liquidators shall continue to operate the Company's properties with all of the power and authority of the Board. The steps to be accomplished by the liquidators are as follows:

(a)   The liquidators shall pay, satisfy or discharge from the Company funds all of the debts, liabilities and obligations of the Company (including all expenses incurred in liquidation) or otherwise make adequate provision for payment and discharge thereof (including the establishment of a cash fund for contingent liabilities in such amount and for such term as the liquidators may reasonably determine).

(b)   As promptly as practicable after dissolution, the liquidators shall (i) determine the Fair Market Value (the "Liquidation FMV") of the Company's remaining assets (the "Liquidation Assets") in accordance with Article XIII, (ii) determine the amounts to be distributed to each Unitholder in accordance with Section 12.2(c) and distribute such amounts to the Unitholders, and (iii) deliver to each Unitholder a statement setting forth the Liquidation FMV and the amounts and recipients of such Distributions.

(c)   As soon as the Liquidation FMV and the proper amounts of distributions have been determined in accordance with Section 12.2(b), the liquidators shall promptly distribute the Company's Liquidation Assets to the Unitholders in accordance with Section 4.1(b) (taking into account any limitation in Section 4.1(c)). Any non-cash Liquidation Assets will first be written up or down to their Fair Market Value, thus creating Profit or Loss (if any), which shall be allocated in accordance with Sections 4.2 and 4.3. After taking into account such allocations, it is anticipated that each Unitholder's Capital Account will be equal to the amount to be distributed to such Unitholder pursuant to this Section 12.2(c), but if any Unitholder's Capital Account is not equal to the amount to be distributed to such Unitholder pursuant to this Section 12.2(c), then gross items of income, gain, deduction and loss for the Fiscal Year in which the Company is dissolved shall be allocated among the Unitholders in such a manner as to cause, to the extent possible, each Unitholder's Capital Account to be equal to the amount to be distributed to such Unitholder pursuant to this Section 12.2(c). If a distribution of any non-cash Liquidation Asset cannot be made to a recipient because the recipient lacks a particular license, then (i) such non-cash Liquidation Asset must be first liquidated, or (ii) such non-cash Liquidation Asset shall be transferred to (A) such recipient's Affiliate that is so licensed, or (B) another Unitholder that is so licensed (but only if such other Unitholder agrees to relinquish to such unlicensed recipient an equivalent amount of Liquidation Assets that do not require the recipient to be licensed).

(d)   The distribution of cash or property to a Unitholder in accordance with the provisions of this Section 12.2 constitutes a complete return to the Unitholder of its Capital Contributions and a complete distribution to the Unitholder of its interest in the Company and all Company property and constitutes a compromise to which all Unitholders have consented within the meaning of the Delaware Act. To the extent that a Unitholder returns funds to the Company, it has no claim against any other Unitholder for those funds.

12.3   Securityholders Agreement. To the extent that limited liability company interests or other equity securities of any Subsidiary of the Company are distributed to any Unitholders and unless otherwise agreed to by the Board, such Unitholders hereby agree to enter into a securityholders agreement with such Subsidiary and each other Unitholder which contains restrictions on the Transfer of such equity securities and other provisions (including with respect to the governance and control of such Subsidiary) in form and substance similar to the provisions and restrictions set forth herein (including in Article V and Article IX).

12.4   Cancellation of Certificate. On completion of the distribution of Company assets as provided herein, the Company is terminated (and the Company shall not be terminated prior to such time), and the Board (or such other Person or Persons as the Delaware Act may require or permit) shall file a certificate of cancellation with the Secretary of State of the State of Delaware, cancel any other filings made pursuant to this Agreement that are or should be canceled and take such other actions as may be necessary to terminate the Company. The Company shall be deemed to continue in existence for all purposes of this Agreement until it is terminated pursuant to this Section 12.4.

12.5   Reasonable Time for Winding Up. A reasonable time shall be allowed for the orderly winding up of the business and affairs of the Company and the liquidation of its assets pursuant to Section 12.2 in order to minimize any Losses otherwise attendant upon such winding up.

12.6   Return of Capital. The liquidators shall not be personally liable for the return of Capital Contributions or any portion thereof to the Unitholders (it being understood that any such return shall be made solely from Company assets).

12.7   Hart-Scott-Rodino. If the HSR Act is applicable to any Unitholder, then the dissolution of the Company shall not be consummated until such time as the applicable waiting period (and extensions thereof) under the HSR Act have expired or otherwise been terminated with respect to each such Unitholder.

ARTICLE XIII
VALUATION

The fair market value of all non-cash assets or of any Equity Securities shall mean the fair value for such assets or securities as between a willing buyer and a willing and unaffiliated seller in an orderly arm's-length transaction occurring on the date of valuation as determined by the Board, taking into account all relevant factors determinative of value (and giving effect to any transfer taxes payable or discounts in connection with such sale).

ARTICLE XIV
GENERAL PROVISIONS

14.1   Power of Attorney. Each Unitholder hereby constitutes and appoints each Manager and the liquidators, if any, with full power of substitution, as its true and lawful agent and attorney-in-fact, with full power and authority in his or its name, place and stead, to execute, swear to, acknowledge, deliver, file and record in the appropriate public offices (a) this Agreement, all certificates and other instruments and all amendments thereof in accordance with the terms hereof which the Board deems appropriate or necessary to form, qualify, or continue the qualification of, the Company as a limited liability company in the State of Delaware and in all other jurisdictions in which the Company may conduct business or own property; (b) all instruments which the Board deems appropriate or necessary to reflect any appropriately authorized amendment, change, modification or restatement of this Agreement in accordance with its terms, including Section 14.2; (c) all conveyances and other instruments or documents which the Board or the liquidators deem appropriate or necessary to reflect the dissolution and liquidation of the Company pursuant to the terms of this Agreement, including a certificate of cancellation; and (d) all instruments relating to the admission, withdrawal or substitution of any Member pursuant to Article X or Article XI. The foregoing power of attorney is irrevocable and coupled with an interest, and shall survive the death, disability, incapacity, dissolution, bankruptcy, insolvency or termination of any Unitholder and the Transfer of all or any portion of its Units and shall extend to such Unitholder's heirs, successors, assigns and personal representatives.

14.2   Amendments. This Agreement may be amended, modified, terminated or waived by the consent of the Board and the holders of the majority of the Voting Units; provided, that, if any such amendment, modification, or waiver would adversely affect the rights or obligations of (a) any holder of any class of Units under this Agreement in a manner that is materially and adversely disproportionate from the holders of any other class of Units or (b) any Member of any class of Units under this Agreement in a manner that is materially and adversely disproportionate from any other Member of such class of Units, then such amendment, modification, or waiver shall also require the written consent of the holders of a majority of the class of Units or majority of the Units, as applicable, so materially, adversely and disproportionately affected thereby; provided, further, that an offering of Equity Securities conducted primarily for capital raising purposes in which one or more Members are unable or elect not to participate in will not be deemed to adversely or disproportionately affect such Members.

14.3   Title to Company Assets. Company assets shall be deemed to be owned by the Company as an Entity, and no Unitholder, individually or collectively, shall have any ownership interest in such Company assets or any portion thereof. Legal title to any or all Company assets may be held in the name of the Company or one or more nominees, as the Board may determine. The Board hereby declares and warrants that any Company assets for which legal title is held in the name of any nominee shall be held in trust by such nominee for the use and benefit of the Company in accordance with the provisions of this Agreement. All Company assets shall be recorded as the property of the Company on its books and records, irrespective of the name in which legal title to such Company assets is held.

14.4   Successors and Assigns. Except as otherwise provided herein, all covenants and agreements contained in this Agreement shall bind and inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors, legal representatives and permitted assigns, whether so expressed or not.

14.5   Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or the effectiveness or validity of any provision in any other jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

14.6   Counterparts; Binding Agreement.   This Agreement may be executed simultaneously in two or more separate counterparts (including by means of facsimile or other form of electronic or digital transmission), any one of which need not contain the signatures of more than one party, but each of which will be an original and all of which together shall constitute one and the same agreement binding on all the parties hereto.   Subject to Section 9.5(b), this Agreement and all of the provisions hereof shall be binding upon and effective as to each Person who (a) executes this Agreement in the appropriate space provided in the signature pages hereto notwithstanding the fact that other Persons who have not executed this Agreement may be listed on the signature pages hereto and (b) may from time to time become a party to this Agreement by executing a counterpart of or joinder to this Agreement.

14.7   Construction and Interpretation.

(a)   Headings.   The descriptive headings of this Agreement are inserted for convenience only and do not constitute a substantive part of this Agreement.

(b)   Consultation with Counsel.   Each party hereto acknowledges that it has consulted with, or has been afforded the opportunity to consult with, counsel of its own choosing in connection with the drafting, negotiation and execution of this Agreement and that it enters into this Agreement of its own free will and as its independent act.   The language used in this Agreement has been chosen collectively by the parties hereto to express their mutual intent, so no party hereto shall be deemed the drafter of this Agreement.   No rule of construction shall be applied against or in favor of any party hereto, and the parties hereto all waive any statute, principle or rule of law to the contrary.

(c)   Interpretation.   In this Agreement, unless a clear contrary intention appears:

(i)   the singular number includes the plural number and vice versa;

(ii)   a reference to any gender includes each other gender;

(iii)   reference to any Person includes such Person's successors and assigns but only if such successors and assigns are not prohibited by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity;

(iv)   whenever required by the context, references to a Fiscal Year shall refer to a portion thereof;

(v)   any reference to the termination of this Agreement shall include the expiration of this Agreement;

(vi)   all references to "Articles", "Sections", "Schedules" and "Exhibits" refer to the corresponding Articles and Sections of and Schedules and Exhibits to this Agreement;

(vii) "hereunder", "hereof", "hereto", and words of similar import shall be deemed references to this Agreement as a whole and not to any particular Article, Section or other subdivision hereof;

(viii) reference to any agreement, document or instrument (including this Agreement) means such agreement, document or instrument as amended or modified and in effect from time to time in accordance with the terms thereof;

(ix) references to documents, instruments or agreements (including this Agreement) shall be deemed to refer as well to all addenda, exhibits, schedules, and supplements thereto;

(x) references to termination of this Agreement includes expiration of this Agreement;

(xi) "including" (and with correlative meaning "include" and "includes") means including without limiting the generality of any description preceding the word "including";

(xii) where specific language is used to clarify by example a general statement contained herein, such specific language shall not be deemed to modify, limit or restrict in any manner;

(xiii) "or" is used in the inclusive sense of "and/or";

(xiv) with respect to the determination of any period of time, "from" means "from and including" and "to" means "to but excluding";

(xv) the measure of a period of one (1) month or year for purposes of this Agreement shall be the date of the following month or year corresponding to the starting date; provided, that if no corresponding date exists, then the end date of such period being measured shall be the next actual date of the following month or year (for example, one (1) month following February 18 is March 18 and one (1) month following March 31 is May 1);

(xvi) references to amounts of money expressed in dollars are references to the lawful currency of the United States; and

(xvii) all accounting terms used herein shall be interpreted, and all accounting determinations hereunder shall be made, in accordance with U.S. generally accepted accounting principles, consistently applied:

14.8 Governing Law. In all respects, including matters of construction, validity and performance, this Agreement shall be governed by, and construed and enforced in accordance with, the internal laws of the State of Delaware (without regard to the choice of law or conflicts of law provisions thereof that would require the application of the law of any other jurisdiction).

14.9 Arbitration. All claims, controversies or disputes arising under or in connection with this Agreement or any Equity Agreement, between or among any of the parties hereto (and their respective employees, officers, directors, managers, and other agents), whether sounding in contract or tort, including arbitrability and any claim that this Agreement was induced by fraud (collectively, but subject to Section 14.9(d), the "Covered Claims"), will be resolved by binding arbitration in Los Angeles, California (an "Arbitration") in accordance with the following terms and conditions:

(a)   Administrator. The arbitration of all Covered Claims will be administered by the American Arbitration Association ("AAA") in accordance with the AAA Commercial Arbitration Rules then in effect, except that the arbitration proceedings will be governed by California procedural law as if the Covered Claims had been brought in a state court of California; provided, however, that (i) the parties hereto waive any right to jury; (ii) there shall be no interlocutory appellate relief (such as writs) available; (iii) discovery will be limited to matters which are directly relevant to the issues in the arbitration; and (iv) any award of the Arbitrator shall be final and binding and non-appealable.

(b)   Arbitrator. The arbitration will take place in the Los Angeles, California office of AAA and be conducted by a single, neutral arbitrator ("Arbitrator"), to be selected as follows:

(i)   Within seven (7) business days from service of an arbitration complaint, the parties thereto will endeavor in good faith to agree upon an Arbitrator; and

(ii)   Failing such agreement under Section 14.9(b)(i), the parties, or any party, thereto will ask AAA to supply the parties thereto with a list of no less than seven (7) arbitrators (all of whom shall disclose and clear any potential conflicts) having no less than five (5) years' experience in arbitrating complex business arrangements. Upon receipt of that list of potential arbitrators, each of the parties thereto will communicate within seven (7) days to AAA the names of four (4) arbitrators from the list that such party would agree to use or its right to participate in the selection of the arbitrator will be forfeited. As soon as AAA receives the selections from affected parties, AAA will review the selected arbitrators and appoint one (1) of those arbitrators whose name appears on all of the lists submitted by the parties. AAA will have the discretion to select the arbitrator that it believes is best suited for the arbitration in terms of experience and availability, and AAA's selection will be final.

(c)   Interim, Provisional or Emergency Relief. The Arbitrator may, in the course of the proceedings, order any interim, provisional or emergency relief, remedy or measure (including attachment, preliminary injunction, or the deposit of specified security) that the Arbitrator considers to be necessary, just and equitable. The failure of a party to the Arbitration to comply with such an interim order may, after due notice and opportunity to cure such noncompliance, be treated by the Arbitrator as a default, and some or all of the claims or defenses of such defaulting party may be stricken and partial or final award entered against such party, or the Arbitrator may impose such lesser sanctions as the Arbitrator may deem appropriate. This Section 14.9 will not preclude the parties to an Arbitration from seeking provisional remedies in aid of arbitration from a court of appropriate jurisdiction, and each such party irrevocably submits to the jurisdiction of the state and federal courts located in Los Angeles, California, in conjunction with an application for a provisional remedy.

(d)   Excluded Claims. The term "Covered Claims" as used in this Agreement does not include compulsory or permissive cross-claims between or among the parties hereto that arise in a legal action brought by or against a non-signatory hereto (a "Non-Signatory Action"). However, a party hereto that has the right to assert a permissive cross-claim against another party hereto in a Non-Signatory Action may choose to treat that claim as a Covered Claim and assert it in accordance with the terms of this Agreement. The term "Covered Claims" as used in this Agreement also does not limit the right of any party hereto to (i) exercise self-help remedies relating to collateral or proceeds of collateral such as setoff or repossession; or (ii) obtain provisional or ancillary remedies such as replevin, injunctive relief, attachment or the appointment of a receiver, before, during or after the pendency of any arbitration proceeding. The exclusions from "Covered Claims" set forth in this Section 14.9(d) do not constitute a waiver or the right or obligation of any party hereto to submit any dispute to arbitration or reference hereunder, including those arising from the exercise of the actions detailed in this Section 14.9(d).

(e)   Record and Proceedings. A full stenographic or electronic record of all proceedings in the arbitration will be maintained, and the Arbitrator will issue rulings, a statement of decision and a judgment as if the Arbitrator were a sitting judge of the state court of California, with all of the powers (including with respect to remedies) vested in such a judge. The fees and costs of creating and maintaining a stenographic or electronic record will be initially borne by the parties to the Arbitration in equal amounts, *pro rata*.

(f)   *Res Judicata*, Collateral Estoppel and Law of the Case. A decision of the Arbitrator will have the same force and effect with respect to collateral estoppel, *res judicata* and law of the case that such decision would have been entitled to if decided in a court of law, but in no event will such a decision be used by or against a party to this Agreement in a Non-Signatory Action.

(g)   Jurisdiction/Venue/Enforcement of Award. The parties hereto consent and submit to the exclusive personal jurisdiction and venue of the state and federal courts located in Los Angeles, California to confirm any arbitration award granted pursuant to this Agreement, including any award granting equitable relief, and to otherwise enforce this Agreement and carry out the intentions of the parties hereto to resolve all Covered Claims through arbitration. This Section 14.9 does not prevent the parties hereto from enforcing the award of the arbitrator in the court of any other jurisdiction, to the extent permitted by law (for example, if property that is the subject of the award is located in another jurisdiction).

(h)   Confidentiality. All arbitration proceedings will be closed to the public and confidential, and all records relating thereto will be permanently sealed, except as necessary, and only to the extent reasonably necessary, to obtain court confirmation of the judgment of the Arbitrator, and except as necessary, and only to the extent reasonably necessary, to give effect to *res judicata* and collateral estoppel (*e.g.*, in a dispute among the parties hereto that is not a Covered Claim), in which case all filings with any court will be sealed to the extent permitted by the court. A party hereto (including such Person's counsel or other representatives) may disclose to the media only the fact and generic nature of a Covered Claim that is being, or has been, arbitrated pursuant to this Agreement. Nothing in this Section 14.9 is intended to, or shall, preclude a party hereto from communicating with, or making disclosures to, its lawyers, tax advisors, auditors, lenders, investors, landlords, regulators and insurers, as necessary and appropriate or from making such other disclosures as may be required by law or securities exchange regulations or requirements.

(i) <u>Fees and Costs</u>. The parties to an Arbitration will share equally in the fees of the Arbitrator and the administrative costs of the arbitration; <u>provided</u>, <u>however</u>, that the prevailing party in the Arbitration will be entitled to recover its fees and costs (including reasonable attorneys' fees) from the other party or parties.

14.10   <u>Notices</u>. All notices, consents and other communications required or permitted by this Agreement shall be in writing and shall be (a) delivered to the appropriate address by hand, by nationally recognized overnight service or by courier service (costs prepaid); (b) sent by email, to be followed by delivery using one of the methods described in clauses <u>(a)</u> and <u>(c)</u> of this <u>Section 14.10</u>; or (c) sent by registered or certified mail, return receipt requested, in each case to the following addresses, email addresses and marked to the attention of the designated person (by name or title) (or to such other address, facsimile number, email address or designated person as a party hereto may designate by notice pursuant to this <u>Section 14.10</u> to the other parties hereto):

If to the Company, to:

THB Holdco, LLC
2214 Ripley Avenue
Redondo Beach, CA 90278
Attn: Stev Stephens

With a copy (which copy shall not constitute notice) to:

Sheppard, Mullin, Richter & Hampton LLP
333 South Hope St., 43rd Floor
Los Angeles, CA 90071
Attention: Will Chuchawat

If to an Equityholder, to: the address, facsimile number, email address and designated person set forth in the Company's books and records for such Equityholder.

All notices, consents, waivers and other communications shall be deemed have been duly given (as applicable): if delivered by hand, by overnight service or by nationally recognized overnight service, when delivered; if sent via registered or certified mail, five (5) business days after being deposited in the mail, postage prepaid; or if delivered by email, when transmitted if transmitted without indication of delivery failure and prior to 5:00 p.m. local time for the recipient (and if on or after 5:00 p.m. local time for the recipient, then delivery will be deemed duly given at 9:00 a.m. local time for the recipient on the subsequent business day).

14.11   <u>Waiver</u>. No failure by any party hereto or any Unitholder to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute a waiver of any such breach or any other covenant, duty, agreement or condition.

14.12   Further Action. The Unitholders and parties hereto agree to execute and deliver all documents, provide all information and take or refrain from taking such actions as may be necessary or appropriate to achieve the purposes of this Agreement. No Unitholder or party hereto may take any action or approve any action in contravention of any valid Board action.

14.13   Offset. Whenever the Company is to pay or distribute any cash, securities or other assets to any Unitholder or any Related Person thereof any amounts that such Unitholder or such Related Person owes to the Company or any of its Subsidiaries (under any promissory note or other debt instrument issued to the Company or any of its Subsidiaries or any other *bona fide* obligation owed to the Company or any of its Subsidiaries) that is then due and unpaid, the Company may deduct such due amounts.

14.14   Entire Agreement. This Agreement and those agreements and documents expressly referred to herein embody the complete agreement and understanding among the Unitholders and parties hereto related to the subject matter hereof, and supersede and preempt any prior understandings, agreements or representations by or among the Unitholders and parties hereto, written or oral, which may have related to the subject matter hereof in any way.

14.15   Third Party Beneficiaries. This Agreement does not confer any rights, remedies, defenses or benefits upon any Person other than the parties hereto, the Unitholders and the Indemnified Persons.

14.16   Opt-in to Article 8 of the Uniform Commercial Code. The Unitholders hereby agree that the Units shall be securities governed by Article 8 of the Uniform Commercial Code of the State of Delaware (and the Uniform Commercial Code of any other applicable jurisdiction).

14.17   Delivery by Facsimile or PDF. This Agreement, the agreements referred to herein, and each other agreement or instrument entered into in connection herewith or therewith or contemplated hereby or thereby, and any amendments hereto or thereto, to the extent signed and delivered by means of a facsimile machine or electronic transmission in portable document format (pdf), shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. At the request of any party hereto or to any such agreement or instrument, each other party hereto or thereto shall re-execute original forms thereof and deliver them to all other parties. No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or electronic transmission in pdf to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or electronic transmission in pdf as a defense to the formation or enforceability of a contract and each such party forever waives any such defense.

14.18   Prevailing Party; Attorney's Fees. If any party hereto commences any action against any other party hereto with respect to the enforcement or interpretation of this Agreement, then the prevailing party in such action shall be entitled to an award of its costs of litigation, including attorney's fees, in addition to any other relief to which such party may be entitled.

14.19   Survival. Sections 4.6, 5.6, 6.1, 6.4, 6.6 and 6.7 shall survive and continue in full force in accordance with their respective terms notwithstanding any termination of this Agreement or the dissolution of the Company.

14.20   Tax and Other Advice. Each Equityholder has had the opportunity to consult with such Equityholder's own tax and other advisors with respect to the consequences to such Equityholder of the purchase, receipt or ownership of any Equity Securities, including the tax consequences under federal, state, local, and other income tax laws of the United States or any other country and the possible effects of changes in such tax laws. Such Equityholder acknowledges that neither the Founder Parties nor the Company, its Subsidiaries, Affiliates, successors, beneficiaries, heirs and assigns and its and their past and present managers, officers, employees, and agents (including their attorneys) makes or has made any representations or warranties to such Equityholder regarding the consequences to such Equityholder of the purchase, receipt or ownership of any Equity Securities, including the tax consequences under federal, state, local and other tax laws of the United States or any other country and the possible effects of changes in such tax laws.

14.21   Acknowledgments. Upon execution and delivery of a counterpart or acceptable joinder to this Agreement, each Member (including each Substituted Member and each Additional Member), on behalf of itself and its Affiliates, shall be deemed to acknowledge to each other Member and the Company as follows: (a) the determination of such Member to acquire Units, whether pursuant to this Agreement or any other agreement, has been made by such Member independent of any other Member and independent of any statements or opinions as to the advisability of such purchase or as to the properties, business, prospects or condition (financial or otherwise) of the Company and its Subsidiaries which may have been made or given by any other Member or by any agent or employee of any other Member, (b) no other Member has acted as an agent of such Member in connection with making its investment in Equity Securities and no other Member shall be acting as an agent of such Member in connection with monitoring its investment, (c) the Company has retained Sheppard, Mullin, Richter & Hampton LLP ("SMRH") in connection with the transactions contemplated hereby, and SMRH is not representing any other Person in connection with the transactions contemplated hereby or any dispute which may arise among the Members, (d) such Member will, if it wishes counsel on the transactions contemplated hereby, retain its own independent counsel, and (e) without the need for any consent or waiver by the Company, any Subsidiary thereof, any Member or the Board, SMRH shall be permitted to represent the Company and any agents and affiliates thereof in connection with any matter, including anything related to the transactions contemplated by this Agreement, any matters relating to the business or operations of the Company or any disagreement or dispute arising out of, in connection with or relating to this Agreement. The Company and each Member acknowledges that it has been advised of the material risks of such representation. To the extent that such representation constitutes or may constitute a conflict of interest, the Company and each Member hereby expressly waive any such conflict of interest. In the event that a dispute or conflict arises between the Company or any of its Affiliates, on the one hand, and any Member, on the other hand, each Member hereby agrees that SMRH may continue to represent the Company and any of its Affiliates, and that, if appropriate, such

Member shall retain separate counsel, at its own expense. The Company and each Member hereby agree to such continued representation of the Company and any of its Affiliates under such circumstances, as well as in other matters, and agrees not to assert any such conflict of interest or otherwise seek to disqualify SMRH. Without limiting the generality of the foregoing, after the date hereof, SMRH shall be permitted to represent the Company and any agents and Affiliates thereof, or any one or more of them, in connection with any negotiation, transaction or dispute (including litigation, arbitration or other adversary proceeding) with any Member or any Related Person thereof, under, in connection with or relating to this Agreement or any transaction contemplated by this Agreement.

[*Remainder of Page Intentionally Left Blank*]

AMENDMENT NO. 1 TO
LIMITED LIABILITY COMPANY AGREEMENT

THIS AMENDMENT NO. 1 TO LIMITED LIABILITY COMPANY AGREEMENT is made and entered into as of July 14, 2019 (this "Amendment"), by and among THB Holdco, LLC, a Delaware limited liability company (the "Company"), and the undersigned members of the Company. Capitalized terms used but not defined herein shall have the respective meanings ascribed thereto in that certain Limited Liability Company Agreement of the Company, dated as of May 24, 2018, by and among the signatory members thereto (the "LLC Agreement").

RECITALS

WHEREAS, the Company will be conducting concurrent offerings of its Class A Units through a website (together with any successor websites or trading platform, the "Platform") that is operated by Netcapital Systems, LLC ("Netcapital") pursuant to the exemptions from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), provided by Rule 506(c) of Regulation D promulgated under the Securities Act (the "Reg. D Offering") and Regulation Crowdfunding promulgated under the Securities Act (the "Reg. CF Offering" and, together with the Reg. D Offering, the "Offerings");

WHEREAS, the Reg. CF Offering will be conducted through Netcapital Funding Portal Inc. ("Portal"), an affiliate of Netcapital and a FINRA/SEC registered funding-portal (as defined in Rule 300(c)(2) of Regulation Crowdfunding), and the Reg. D Offering will be conducted through Livingston Securities, LLC (the "Broker"), a non-affiliate of Netcapital and a registered broker-dealer and member FINRA/SIPC;

WHEREAS, pursuant to various agreements and amendments thereto involving the Company, Netcapital, the Portal, the Broker and Worldwide Stock Transfer LLC, a New Jersey limited liability company ("WST"), as custodian or transfer agent, including the Issuer Agreement and Transfer Agent Agreement to which the Company has to agree as a condition to selling any securities through the Platform and the Master Investor Agreement and Custodial and Voting Agreement to which each Investor has to agree as a condition to investing in any securities through the Platform (collectively, the "Netcapital Agreements"), WST will be appointed to act as custodian (in such capacity, together with its successors in such capacity, the "Custodian") and transfer agent (in such capacity, together with its successors in such capacity, the "Transfer Agent") in respect of the Class A Units sold in either Offering (collectively, the "Securities") to investors (together with their transferees, the "Investors");

WHEREAS, in accordance with the Netcapital Agreement, the Custodian will be the sole holder of legal title to and be the sole record holder of the Securities and the Investors will only have beneficial ownership of the Securities with no voting rights;

WHEREAS, the Custodian does not wish to become a member of the Company, nor will the Custodian execute a counterpart or joinder to the LLC Agreement;

WHEREAS, in accordance with the Netcapital Agreements, (a) the Securities must be issued upon terms that permit Investors to transfer beneficial interests in the Securities without any additional approvals from the Company, and (b) trading will occur solely in the beneficial interests of the Securities and not in the legal title of the Securities and, as such, the Schedule of Unitholders will not change as a result of secondary trading in the beneficial interests in the Securities;

WHEREAS, the execution and delivery of this Amendment by holders of the majority of the Voting Units (the "Necessary Members") in accordance with Section 14.2 of the LLC Agreement is a condition precedent to the Company proceeding with the Offerings; and

WHEREAS, the undersigned Members desire that the Company proceed with the Offerings.

A G R E E M E N T

NOW, THEREFORE, in consideration of the foregoing recitals, the undersigned Members of the Company desire and agree to amend, waive or supplement the LLC Agreement as follows:

1.   No Admission as Member. Upon the issuance of the Securities to the Custodian, or the succession of any other Person as Custodian, the Custodian shall be a Unitholder but shall not be admitted as a Member. A Beneficial Owner (as defined below) shall be neither a Unitholder nor a Member.

2.   Certain Waivers in Respect of the Securities.

(a)   Section 3.1(b) of the LLC Agreement shall not apply, and is hereby irrevocably waived, to the extent it requires the Custodian or any Investor to execute a counterpart or an acceptable joinder to the LLC Agreement, accepting and agreeing to be bound by all terms and conditions thereof.

(b)   Notwithstanding Section 9.1 of the LLC Agreement, a Beneficial Owner may transfer its Securities without the consent of the Company or the Board, provided that such transfer complies with the transfer restrictions of the federal and any applicable state securities or "blue sky" laws (any such transfer, a "Permitted Transfer").

(c)   Sections 9.3 and 9.8 of the LLC Agreement shall not apply to any Permitted Transfer of any Securities, and the Company hereby irrevocably waives any rights it may under said Sections 9.3 and 9.8 with respect to Permitted Transfers or proposed Permitted Transfers.

(d)   Section 9.4 of the LLC Agreement shall not apply to, and is hereby irrevocably waived with respect to, the Securities, and no Unitholder shall have any right to participate in the sale of any Securities or any beneficial interest therein.

(e)   Section 9.6 of the LLC Agreement shall not apply to, and is hereby irrevocably waived with respect to, any Permitted Transfer of the Securities, and (i) no Transferee of any Permitted Transfer of Securities shall be obligated to execute and deliver to the Company a counterpart or an acceptable joinder to the LLC Agreement, (ii) the transferring Beneficial Owner need not provide notice to the Company of the transfer, and (iii) no opinion of counsel need be obtained or delivered to the Company.

(f)   Section 9.9 of the LLC Agreement shall not apply to, and is hereby irrevocably waived with respect to, any Permitted Transfer of Securities.

(g)   Section 10.1 of the LLC Agreement shall not apply to, and is hereby irrevocably waived with respect to, any Beneficial Owner of Securities or any Permitted Transferee of the Custodian, and no Beneficial Owner or successor Custodian shall become a Substituted Member on account of the acquisition of any Securities (or any beneficial interest therein).

3.   Certain Definitions.

(a)   Each of the following defined terms is hereby added to Article I of the LLC Agreement in its proper alphabetical sequence:

"Custodian" means Worldwide Stock Transfer LLC, a New Jersey corporation, in its capacity as custodian in respect of Securities (as defined in the First Amendment), together with any successor custodian under the Netcapital Agreements (as defined in the First Amendment).

"First Amendment" means that certain Amendment No. 1 To Limited Liability Company Agreement, made and entered into as of July [•], 2019, by and among the undersigned Members thereto.

(b)   The definition of "Permitted Transferee" in Article I of the LLC Agreement is hereby amended to read in its entirely as follows:

"Permitted Transferee" means (a) with respect to any individual, any trust or other estate planning vehicle controlled solely by such individual and created solely for the benefit of such individual or any members of such individual's Family Group; (b) with respect to any Entity other than the Custodian, (i) any of such Entity's Subsidiaries, (ii) any Person of whom such Entity is a Subsidiary, (iii) such Entity's stockholders, partners, members or other equity holders, or (iv) any other Entity under common management control with such first Entity; (c) with respect to the Custodian, any successor custodian in respect of the Securities (as defined in the First Amendment); and (d) the Company or any Subsidiary pursuant to any forfeiture or repurchase provisions set forth in any applicable Equity Agreement; provided, however, that no competitor of the Company or any Subsidiaries or the Business may be a Permitted Transferee.

4.   Transfer Agent and Custodian.

(a)   Reference is made to the Transfer Agent Agreement (the "Transfer Agent Agreement"), to be entered into by and among WST, the Portal and the Company, as of the date of electronic consent thereof by the parties thereto on the Portal. Any successor transfer agent under the Transfer Agent Agreement shall also be the successor Transfer Agent hereunder.

(b)   The Company hereby acknowledges that the Investors will appoint WST as the Custodian of the Securities pursuant to their respective agreements with the Platform. The Company hereby acknowledges and consents that (i) the Custodian shall be the sole holder of legal title to, and shall be the sole definitive record holder of, the Securities, (ii) without prejudice to Section 1, the Custodian shall have and exercise all voting rights, if any, relating to such Securities, and (iii) the books and records of the Company shall identify and show the Custodian as the sole legal and record owner of the Securities. An Investor may become a Unitholder or Member by transferring ownership of the Units to himself provided The Company has provided written consent to the Investor and Custodian. The Company would reflect a reduction in the Custodian's Units and add that Investor with those Units to the Schedule.

(c)   The Transfer Agent shall be empowered, whether by means of distributed ledger shares or otherwise, (i) to maintain the ledgers for the beneficial owners from time to time of the Securities (the "Registered Holder"), together with such other records as the Transfer Agent may deem necessary, and (ii) to adopt, as part of its records, all lists of Registered Holders, books, documents and records which have been employed by any predecessor transfer agent for the maintenance of the ledgers for the Securities when certified by an officer of the Company to be true, authentic and complete. Subject to compliance with applicable laws and manifest error, the Transfer Agent shall maintain the dispositive record of beneficial ownership of Securities (each such beneficial owner from time to time, a "Beneficial Owner").

(d)   The Transfer Agent shall act as paying agent for the Securities. Accordingly, all distributions made by the Company related to the Securities shall be made to the Transfer Agent for the account and benefit of the Registered Holders thereof. Upon the receipt of any such distribution in cash, the Transfer Agent shall promptly transfer such sum to the account of the respective Registered Holders.. The Transfer Agent shall return to the Company any cash that remains unclaimed for two years, subject to applicable unclaimed property law, together with interest, if any, thereon, and thereafter, any Investor entitled to payment must look to the Company for payment as general creditors, unless an applicable abandoned property law designates another Person.

5.   Indemnification.

(a)   The Company shall indemnify and hold harmless the Transfer Agent and the Custodian and their respective employees (each, an "Indemnified Person") from and against any loss, damage, liability or claim suffered, incurred by, or asserted against it or them, including reasonable expenses of legal counsel arising out of, in connection with or based upon any act or omission by it or them relating in any way to its services as set forth in Section 4 or in the Transfer Agent Agreement related to the Company or the Securities, so long as the Transfer Agent and the Custodian and their respective employees are not negligent and have acted in good faith. The Company shall further indemnify and hold the Transfer Agent and the Custodian harmless from all liability and expense in acting upon any signature or other document reasonably believed by the Transfer Agent or the Custodian, as the case may be, to be genuine and to have been signed by the proper person, or in refusing in good faith to transfer beneficial ownership of Securities if the Transfer Agent or the Custodian, as the case may be, is not satisfied as to the propriety of the requested transfer.

(b)   Promptly after receipt by an Indemnified Person of notice of the commencement of any action, suit or proceeding (an "Action") for which indemnity may be claimed under this Section 5, such Indemnified Person shall notify the Company in writing of the commencement thereof, and failure so to notify the Company will relieve the Company from any liability under this Section 5 to the extent such failure prejudices the rights and defenses available in such Action in any material respect. The Company shall have the right, at its sole expense, upon written notice to the Transfer Agent or the Custodian, as the case may be, within 20 days of receipt of notice of the commencement of such Action, assume the defense of such Action by retaining either its current counsel or other U.S.-based counsel with the consent of the Transfer Agent or the Custodian, as the case may be (such consent not to be unreasonably withheld). Notwithstanding the Company's election to assume the defense of such Action, the Indemnified Person shall have the right to employ separate counsel and to participate in (but not control) the defense of such Action at its own expense. Without prejudice to any privileged materials, the parties hereto and any Indemnified Person agree to cooperate fully with each other in connection with the defense, negotiation or settlement of any such Action.

(c)   The Company shall not be liable to any Indemnified Person on account of the settlement or compromise of any Action effected without the consent of the Company (such consent not to be unreasonably withheld).

6.   <u>LLC Agreement</u>.   The Custodian and each Investor and other Beneficial Owner, irrespective of whether such Person has accepted and adopted in writing the terms and provisions of the LLC Agreement (as amended, supplemented and waived hereby), shall be deemed by the acceptance of the benefits of the acquisition of any Securities (or any beneficial interest therein) to have agreed to be subject to and bound by all of the terms and conditions of the LLC Agreement (as amended, supplemented and waived hereby).

7.   <u>Representations</u>.   Each Member signatory hereto hereby represents and warrants to the Company that:

(a)   It has the full power, capacity, authority and right to execute and deliver this Amendment.

(b)   This Amendment has been duly authorized by all necessary action and constitutes such signatory's valid and binding agreement, enforceable against such signatory in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditors' rights and to general equity principles.

(c)   No approval, authorization, consent or filing is required in connection with its execution, delivery and performance of this Amendment which has not heretofore been obtained or made.

8.   <u>Miscellaneous</u>.

(a)   <u>Limited Amendment</u>.   Except as expressly amended by this Amendment, the LLC Agreement shall remain in full force and effect in accordance with the terms and conditions thereof, and this Amendment shall be incorporated into, and become a part of, the LLC Agreement. For avoidance of doubt, the terms of <u>Section 2</u> apply solely to the Class A Units issued in the name of the Custodian in connection with either Offering, and not to any other Class A Units or any other Units.

(b)   <u>Effectiveness</u>.   This Amendment shall become effective as of the date first above written upon the execution and delivery hereof by the Company and the Necessary Members.

(c)   <u>Counterparts</u>.   This Amendment may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with applicable law) or other electronic transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

(d)   <u>Other Terms</u>.   The provisions of Section 14.4 (Successors and Assigns), 14.5 (Severability), 14.7 (Construction and Interpretation), 14.8 (Governing Law), 14.9 (Arbitration), 14.10 (Notices), 14.11 (Waiver), 14.15 (Third Party Beneficiaries) and 14.17 (Delivery by Facsimile or PDF) of the LLC Agreement shall apply *mutatis mutandis* to this Amendment.